2009 annual report

revitalized

BUCYRUS ERIE
EVANSVILLE
IND
YOUNG DAVIDSON

A record year.

Record operating cash flow.
Record reserve increase of 200%.
And record gold production.

In a year marked with economic uncertainty across the globe, we pushed ahead and focused on what we do best.

We operate mines.

And the results speak for themselves.

On the cover: Young Davidson Mine – cable shovel in operation during production in the 1930’s.

Record operating cash flow (US$ thousands)

Our Strengths Defined

We know a thing or two about operating mines – from building a new mine to optimizing existing ones. It’s what we do. Where others see challenges, we see opportunities. And we’ll roll up our sleeves until the job gets done.

In turn, we create sustainable value for our shareholders. We have built a company that pursues operational excellence and we deliver results.

$187.2 million

record cash flow from operations

2.5 million oz

increase in proven and probable reserves

362,398 oz

record gold production

Increase in reserves by 200% (million ounces)
Record gold production (thousands ounces)
1 | Northgate Annual Report 2009

vision To be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long life mining properties.

mission

We create sustainable value for our stakeholders, including our shareholders, our employees and the communities in which we operate, through disciplined growth and operational excellence while maintaining a safe workplace for employees and protecting the environment.

2 | Northgate Annual Report 2009

values

We value honesty, accountability, transparency and teamwork above all else. These values guide all aspects of our decision making, the manner in which we conduct our operations, our choice of business partners and how we develop, pursue and assess our strategic objectives.

business arenas

We will continue to pursue our objectives in politically and socially predictable, mining-friendly jurisdictions with historically low regulatory risk. Our principal focus will continue to be on gold and gold/copper mines and projects.

3 | Northgate Annual Report 2009

Average Gold Price ($ per ounce)	Cash Balance at December 31 ($ millions)
at a glance

Fosterville Gold Mine

100% owned and operated underground mine situated 20 kilometres (km) east of Bendigo, a township of approximately 100,000 people. Bendigo is located 150 km north of Melbourne and has produced over 22 million ounces of gold following the first discoveries there in 1851.

Young-Davidson Project

100% owned mining project located on the gold-rich Abitibi greenstone belt of northern Ontario, 60 km west of Kirkland Lake. The property is situated on the site of two past producing mines, both with excellent track records of successful mining and simple metallurgy.

4 | Northgate Annual Report 2009

Revitalized for a bright future

We are in the gold business. And while the business may have changed dramatically over the years, our vision remains the same. In pursuing this vision, we have successfully built a strong portfolio of operating and development assets in Australia and Canada that has generated excellent free cash flow and a cash balance that has quadrupled over the past year.

In looking to 2010 and beyond, with stronger metal prices and improved market conditions, we intend to build upon our success. We will continue to pursue creation of sustainable value for our stakeholders through optimizing our existing assets, organic reserve growth and the pursuit of strategically compelling acquisition opportunities.

Stawell Gold Mine

100% owned and operated underground gold mine located beside the town of Stawell, northwest of Ballarat in central Victoria, approximately 250 km west of Melbourne. Stawell has a long history of gold mining dating back to the mid-19th century Victorian gold rushes.

Kemess South Mine

100% owned and operated open pit gold and copper mine located in north-central British Columbia, 430 km northwest of Prince George. The complex is equipped with a 50,000 tonne per day milling infrastructure, a large mining fleet and various ancillary support facilities.

5 | Northgate Annual Report 2009

In the following interview, Northgate’s president and CEO, Ken Stowe, provides a candid overview on some of the highlights and challenges Northgate has faced over the past year, as well as strategic initiatives and opportunities in 2010 to grow the company and to maximize shareholder value.

interview

Earlier this year, we celebrated our tenth anniversary of operating the Kemess South mine. Back in 2000, in the depths of a commodity price cycle, we took a chance on a mine in British Columbia that no one else wanted and turned it into a world-class operation that has gone on to generate over $800million in operating cash flow. Over the past decade, we have shown that we know a thing or two about operating mines and today, we stand as a proven multi-mine gold producer with operations in Canada and Australia.

Our experience has gone a long way in shaping how we do things today. Clearly, the past year was a challenging one with a global economic downturn and steep market declines.

And while Northgate was not immune to these volatile conditions, we were well prepared. We focused on what we do best – operating mines. With a strong operating platform, matched with an experienced and prudent management team, we maintained our focus on proven strategies and emerged with our best operating and financial results ever.

What were some of the highlights in 2009?
We achieved our second straight year of record gold production as our three operating mines combined to produce 362,398 ounces of gold. We also benefitted from as stronger gold price that rebounded in the last half of the year and generated record annual operating cash flow of $187 million.

Particularly gratifying was the operational turnaround at Fosterville. When we assumed control in early 2008, the mine was undercapitalized and underperforming. Since then, we have worked diligently to improve the efficiency of the mine by increasing production and lowering costs – both which were achieved in 2009. The result was an annual production record for the mine of over 100,000 ounces of gold and unit mining costs that were cut in half from the previous year.

Our efforts at Young-Davidson were also rewarded handsomely. We released a pre-feasibility study for the project in July, which converted the existing resources into 2.8 million ounces of proven and probable reserves – increasing Northgate’s reserve base by 200%. This was followed by the final feasibility study, released earlier this year, which confirmed solid project economics. At today’s prices, this translates into an after tax operating cash flow of nearly $1 billion and an internal rate of return of 20%. With a 15-year mine-life, annual production of 180,000 ounces of gold, a net cash cost well below the industry average and excellent exploration upside, Young-Davidson represents an integral part of our growth platform.

On the exploration front, we discovered new areas of mineralization in Australia and Canada. We were especially pleased with the results at our Stawell mine, where successful exploration efforts continued to more than replace mined reserves. We identified over 90,000 ounces of new mineral reserves and now have a vibrant mining operation, with a three to five year horizon.

Finally, our largest operation, Kemess South, achieved its production target of 173,000 ounces of gold and 52.5million pounds of copper in 2009. The net cash cost of production was $348 per ounce, which was almost 50%better than forecast due to the strong rebound in copper prices. Before mining is completed next year, Kemess South will have produced 2.7million ounces of gold and over 700million pounds of copper over its lifetime. An outstanding achievement by any measure.

6 | Northgate Annual Report 2009

What were some challenges in 2009?
Of course, 2009 didn’t come without its challenges. AtStawell, although the mine capped off the year with its strongest production quarter, gold output for the year was adversely impacted when stability issues within the GG5L orebody necessitated a change to the planned mining sequence, which brought more lower grade ore into the 2009 mine plan than originally forecast. By year-end, we had restored full access to all the reserves in the high-grade GG5L zone and developed a number of additional mining fronts, which will provide a steady supply of ore to the mill in 2010 and beyond.

Fosterville also faced some challenges in 2009. Although we defined an initial 159,000 ounces in a new area of mineralization, Harrier Underground, this increase was offset by a loss of reserves in the main Phoenix orebody. The loss resulted from tighter spaced definition drilling, which reduced the total resource, and changes to the mine design that reduced overall mining recovery.

In 2010, we have set aside an aggressive $11.2 million exploration budget at Fosterville where we are looking to replace these lost reserves and add to the current 4.5 year mine-life. Our exploration team is currently drilling on the northern block of the Harrier Underground, where we are targeting a potential 75,000 ounces, which would add to the initial reserves that were defined last year.

Is there significant growth potential in Australia?
We believe so. And our $18 million exploration budget in Australia will go a long way towards proving it. Exploration at Fosterville is focusing on mine-lease and off-lease targets with two main objectives: to maximize resource conversion and to advance high-grade targets in close proximity to the mine. Onthe mine-lease, we are focusing on extending reserves on the Phoenix trend, which has been the most productive orebody to date. Drilling in the past year intersected 10.1 grams per tonne (g/t) over 6.6 metres (m), including 17.6 g/t gold over 3.6m and confirmed that the fault system continues down plunge. Our exploration team is now hard at work to test the size and grade of this system. We are also excited about the reserve expansion potential at Harrier. In addition to the northern block target of 75,000 ounces, weare following up with further drilling to test extensions down dip and along strike to the south, where some of the highest grade intercepts have been recorded to date. The Harrier decline, which commenced development late last year, will also provide an ideal platform for exploration and resource definition drilling into Phoenix.

"While Northgate was not immune to the volatile conditions caused by the global economic downturn in 2009, we were well prepared. We focused on what we do best – operating mines."

We also believe there is significant potential at Stawell for further resource growth. With modern production spanning 26 years, the mine produced its two millionth ounce of gold in March 2010 and has an excellent track record for resource conversion. Over the past year, our aggressive exploration efforts resulted in a 7% increase in reserves to 287,000 ounces and a 42% increase in inferred resources to 163,000 ounces. While we have continually increased the mine-life at Stawell through incremental reserve additions, we have now set our sights on three "Big Fish" targets – areas on the mining lease that have the potential to host 500,000+ ounces. In terms of their geology, these Big Fish targets are essentially the fault offsets of a larger mineralized system that has been mined for the past 26 years. Drilling is already underway on one of these targets, the Northgate Gift, which looks to be a structural repeat of the Golden Gift orebodies – combined, these orebodies have produced over 600,000 ounces of gold to date.

Is there significant growth potential at Young-Davidson?
The proven and probable reserves of 2.8 million ounces on the property are just the beginning. While there are currently 650,000 ounces of additional resources, we think there is considerable potential outside of the known reserve/resource envelope. Late in 2009, we discovered two new areas of gold mineralization and we are following up on these discoveries and other target areas with 20,000m of planned drilling in 2010. One of the discoveries, located just east of current ore reserves in and around historic mine workings, could potentially add to the early stages of open pit production. Other exploration targets include the east and west flanks of the Young-Davidson deposit, where 10,000m of diamond drilling is underway to expand on both sides of the current orebody.

7 | Northgate Annual Report 2009

"While the past year was highlighted by a number of records, there is still a great deal of work to be done. We believe 2010 will be another year of transformation, as we actively pursue our strategic objectives."

What does the future hold for the Kemess camp?
With the increase of seven million tonnes to reserves, the mine-life has been extended and Kemess South will continue to generate substantial free cash flow until the end of Q12011. We continue to look for opportunities to make use of the mobile equipment fleet and the valuable mill infrastructure, either by redeploying these assets into another project or selling them outright. But rest assured, we continue to examine opportunities to maximize the value of these assets at the Kemess camp, including re-assessing known mineral deposits in the vicinity of the operation.

What is Northgate’s vision?
Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long life mining properties. With a strong cash balance, a substantial exploration program to fuel reserve growth and rising gold prices, we will leverage our financial strength and operating expertise to create sustainable stakeholder value. In pursuing our vision, we value honesty, accountability, transparency and teamwork above all else.

What are your priorities for 2010?
Northgate is focused on assembling a pipeline of projects at various stages of development through optimizing our existing assets and pursuing strategically compelling acquisition opportunities. In line with this focus, we recently moved Young-Davidson into the construction phase. We will continue to optimize our existing assets and grow organically through reserve and resource additions at our established mines. And we will continue to pursue opportunities in politically and socially predictable mining-friendly jurisdictions, such as Canada, Australia and the Americas.

What about the production drop in 2011?
This year, we are forecasting production of 316,000ounces of gold. Before Young-Davidson comes on line in 2012, production is expected to temporarily decline to approximately 220,000 ounces in 2011. However, while others may see this as a challenge, we see this as an opportunity. We are here to create sustainable value through disciplined growth and operational excellence. Our stated objective this year is to create a pipeline of growth projects that will build on our current asset base – and we are motivated and confident that we will not only obtain that objective, but establish a healthy production profile that will create sustainable long-term value for our shareholders.

What is your outlook for 2010?
While the past year was highlighted by a number of records, there is still a great deal of work to be done. We believe 2010 will be another year of transformation, as we actively pursue our strategic objectives. We look forward to breaking ground at Young-Davidson later this summer, taking one step closer to revitalizing the mine and pouring Northgate’s first bar of gold on the property. Our exploration strategies in Australia and Canada will ‘begin to pay dividends’, adding to our reserves and production profile. And we are prepared in all areas to add to our growth pipeline through strategically compelling acquisitions.

Finally, I would like to highlight the significant milestone achieved at Young-Davidson over the past year. We signed an Impact and Benefits Agreement (IBA) with the Matachewan First Nation for the Young-Davidson project. This was an historic achievement that not only established a formal agreement, but emphasizes the strong mutually beneficial relationship that we have in place. Also, the recent flag raising ceremony at site to mark the commencement of development of the Young-Davidson mine was attended by local dignitaries, business representatives and members of the community. Since we stepped foot on the property over four years ago, there has been enthusiastic support from the local and surrounding communities. We are delighted to be a part of the regional growth and look forward to the continued strong partnerships that have been formed and building new ones down the road.

On behalf of the management team and the Board of Directors, I would like to thank our over 1,000 employees for their efforts in making 2009 a record year. To our shareholders, we thank you for your continued support and we look forward to reporting on the exciting transformation of our company over the course of 2010.

/s/ Ken Stowe
Ken Stowe
President & CEO

8 | Northgate Annual Report 2009

316,000 oz
forecast production in 2010

$21 million
exploration budget in support of organic reserve growth

operations

Surface diamond drilling at Stawell.

9 | Northgate Annual Report 2009

9 | Northgate Annual Report 2009

Breaking Records
Over the past year, we delivered on an ambitious turnaround plan designed to dramatically improve productivity and performance at Fosterville. The result: the mine achieved its best year ever. The year was highlighted by records in gold recovery, tonnes mined and development advance, and resulted in the highest annual production in the history of the mine with over 103,000 ounces of gold produced. This represents an exceptional 54% increase over 2008 production.

Keys to delivering on our turnaround plan included making a significant investment in underground development, which opened up additional working faces in the mine. This change resulted in increased mining productivity; by the end of 2009, mining rates improved by over 50% as over 780,000 tonnes of ore were mined, compared to 511,000 tonnes mined in 2008. Mine development also advanced a record 8,500m. This outstanding result will continue to provide similar mining rates and operating flexibility in accessing mining fronts going forward.

Fosterville also implemented a business improvement initiative, which in addition to the owner mining conversion, resulted in a dramatic decline in cost structure. Total unit mining costs per tonne of ore mined were cut in half from a high of A$94 in the second quarter of 2008 to below A$50 by mid 2009. Unit costs are expected to remain within this lower range in 2010 and beyond.

In 2009, the mill processed an average of 2,141 tonnes of ore per day, an exceptional improvement over the daily average of 1,477 tonnes in 2008. Production for all of 2009 totalled a record 103,360 ounces of gold at a cash cost of $576 per ounce. While the mine achieved record gold production, cash costs were impacted by the substantial appreciation of the Australian dollar, which averaged 13% higher during the year than originally forecast.

Looking into 2010 and Beyond
A number of initiatives over the past year will continue to improve productivity at Fosterville. With the successful commissioning of the heated leach circuit in 2009, gold recoveries improved dramatically from the historical average of 65%–75% to an average of 85% in 2009. Additional refinements in 2010 are expected to further improve recoveries.

10 | Northgate Annual Report 2009

We also commissioned a tailings retreatment plant, in which additional gold can be recovered from the retreatment of high-grade carbon-in-leach (CIL) tailings produced earlier in the mine-life. Together with improved recoveries, a solid mine plan and proven results over the past year, production at Fosterville is projected to set another record of 113,000 ounces of gold in 2010.

In addition, a decline towards the Harrier Underground commenced recently, following a successful drill program that defined an initial 159,000 ounces of reserves in this newly discovered zone. At a length of approximately 2.2 km, the decline will be constructed over the next two years, with gold production starting in 2012. The decline will provide an ideal platform for exploration and resource drilling into lower Phoenix, which has been the most productive orebody identified on the property to date, as well as detailed drill testing of targets in other mineralized zones along the full length of the decline.

We will also earmark part of our $11.2 million exploration budget on the Phoenix Extension, which is in close proximity to existing underground development. Detailed section drilling within this zone will take place in order to extend reserves. A significant step out down plunge from the Phoenix deposit will also test the large scale continuity at depth.

Other exploration work at Fosterville will take place in the vicinity of the 21 past producing open pit deposits on both the north and south ends of the mining lease.

In addition to on-lease exploration, regional exploration will include a mix of advanced targets, following up on historic drill hole intersections within 10 km of the Fosterville processing facility, as well as drilling geochemical and geophysical targets in the district.

113,000 oz

Record gold production forecast in 2010

$11million

Exploration budget in support of reserve expansion

Fosterville offers many exciting exploration targets within the 1,700 hectare mining lease and along trend on Northgate’s exploration tenements.

11 | Northgate Annual Report 2009

26 years of continuous production…and we’re just getting started
With modern production dating back 26 years, Stawell is one of the longest standing and deepest ramp access gold mines in Australia. It has an excellent track record of mineral resource conversion of 80%. Our production results speak for themselves. Stawell produced its two millionth ounce of gold in March 2010. Together with the Fosterville operation, the two mines are the largest gold producers in the state of Victoria.

Prior to Northgate’s acquisition of the Stawell mine in 2008, the operation was heading towards closure with less than two years of remaining reserves and no plans for any exploration. Upon acquiring Stawell, our team saw the potential for a continued long and successful operation of the mine, and made significant investments in equipment, infrastructure and exploration in order to realize this potential. Consequently, instead of a mine closure in 2010, we now have a vibrant mining operation, with a three to five year horizon.

In its transitional year of 2009, Stawell produced 86,000 ounces of gold. The mine achieved an annual record for ore mined and milled of 707,283 and 759,819 tonnes, respectively, and mine development advance was also a record of over 7,000m. Despite the excellent productivity achieved, gold output was impacted by lower ore grades due to changes in the mining sequence. These changes were necessary to preserve access for future production due to orebody extensions along strike resulting from exploration success over the year.

Going forward, the record development advance in the previous year will allow for higher mining rates and additional mining front flexibility. The operation is forecasting 100,000 ounces of gold this year.

We have implemented a fleet replacement strategy to upgrade some of our current fleet of trucks and loaders, which will support the higher mining rates at depth. Additionally, we have made considerable upgrades to the underground ventilation and cooling infrastructure, enabling the operation to maintain production capacity as the mine gets deeper. The final upgrade to the ventilation system, which will be completed this year, will increase air volume by 30% once fully commissioned.

12 | Northgate Annual Report 2009

Looking into 2010 and Beyond

Our successful exploration efforts continue to more than replace reserves. In 2009, we delineated new zones of economic mineralization, including one of the single largest additions in the mine’s history of 870,000 tonnes containing 93,000 ounces of gold. Year-over-year, reserves increased by 7% to 287,000 ounces.

Looking into 2010, we will continue to develop the mine towards the GG6 zone. Exploration expenditures of $7.2 million will focus on targets on and off the mining lease in support of adding to the two million ounces already produced on the property.

As part of the 2010 exploration program, underground diamond drilling will focus on 12 key target areas totaling 26,500m. Within the mine workings, new target areas will be tested in the Magdala and the Golden Gift zones. Both of these trends are well defined and well understood. Exploration for the fault offset portion of these trends, referred to as the "Big Fish" targets, is a high priority as these targets have the potential to be comparable in size to known and historic ore deposits. To date, reserves in the Magdala zone have totalled 1.5 million ounces and an additional 600,000 ounces of reserves have come from the Golden Gift zones.

Exploration work will also follow up on targets within North Magdala, where drilling over the past year successfully intersected zones of gold mineralization (5.7m of 19.6 g/t gold and 9.4m of 8.4 g/t gold). These intersections are higher grade than the historical average of 5.0 g/t gold. Other target areas will search for high grade hardrock production within the general district. We will also focus exploration efforts on the bedrock source of alluvial gold, where historic gold production of 2.6 million ounces has been recorded.

100,000 oz

Gold production forecast in 2010

26,500m

Drill programs focusing mine-lease and near-mine exploration targets

Modern production at Stawell extends over the last 26 years. The mine recently produced its two millionth ounce of gold in March 2010.

13 | Northgate Annual Report 2009

Achieving Milestones
Since we acquired Young-Davidson in 2005, our vision has been to build a financially robust, long life gold mine in one of the best mining jurisdictions in the world. The past year was marked by a number of important milestones in the realization of that vision.

In July, Northgate and the Matachewan First Nation signed an IBA with respect to the Young-Davidson project. The IBA establishes a framework for the permitting and development of a mine on the Young-Davidson property and sets out a variety of co-operative initiatives relating to employment, training and other business opportunities. The successful negotiation of the IBA is a testament to the strong relationship we have forged over the past four years and the honesty and integrity shown by the Matachewan First Nation during our negotiations.

Also in July, we announced the positive results from a pre-feasibility study for Young-Davidson, which converted the existing measured and indicated resource into 2.8 million ounces of proven and probable reserves. This achievement increased Northgate’s total reserve base by 200% and provided Northgate with a low cost, long life mine that will provide a solid foundation for the company in the years to come.

On the heels of these positive results, we turned our efforts to completing the feasibility study. The feasibility, which was released earlier this year, confirms solid project economics, with annual gold production of 180,000 ounces and operating costs well below the current industry average. At today’s prices, this translates into a healthy rate of return of over 20%.

Capping off a year of milestones, we recently announced board approval to proceed with the construction of the Young-Davidson mine. We now look forward to an exciting year ahead, when new milestones will be achieved in the realization of our vision for Young-Davidson. Initiatives this year include completing detailed engineering, receiving environmental permits required for construction, awarding contracts and issuing purchasing orders for equipment. Construction is expected to start in the second half of the year as we work towards pouring our first gold in 2012.

14 | Northgate Annual Report 2009

Expanding Reserves

Our solid reserve base of 2.8 million ounces is an excellent starting point, but we are confident that this is just the beginning. In 2010, we will focus our exploration efforts on gold mineralization outside of the current reserve/resource envelope. Exploration work in these areas have the potential to add higher grade open pit and underground ounces, which would have a positive impact on the early years of the project and could ultimately extend the life of the mine.

A successful drill campaign in 2009 intersected several zones of gold mineralization. Near surface drilling in the vicinity of the higher grade mafic volcanic mineralization returned good grades, including 7.6 g/t gold over 13.5m and 13.7 g/t gold over 2.0m. Diamond drill efforts will continue along strike in this area to test the extent of mineralization and determine the potential for additional open pit reserves.

We also discovered a new gold zone when two geotechnical/condemnation holes drilled in the location of the proposed shaft intersected a zone of syenite-hosted gold mineralization. Located 300m east of known reserves and resources, the new zone is completely open and untested down dip and to the east. Exploration work will focus on defining the size and grade of this area and any reserves ultimately identified will be easily minable using the infrastructure that is being planned in close proximity.

2.8 million

ounces of reserves

15 year

mine-life

Northgate was the winner of the 2008 AME BC/PDAC Safe Day Everyday Gold Award for the most hours worked without a lost workday incident of all exploration projects across Canada. Young-Davidson has not recorded a single lost-time incident since Northgate took ownership in 2005.

15 | Northgate Annual Report 2009

Making its mark

Since taking ownership in 2000, our dedicated workforce has transformed Kemess South into one of the most successful mines built in Canada in the past 25 years. By the end of its mine life, Kemess South will have produced over 2.7 million ounces of gold and 700 million pounds of copper, while maintaining one of the lowest cash costs in the industry.

In 2010, the Kemess South mine is on track to generate solid production of over 100,000 ounces of gold and 47.6 million pounds of copper, processing ore which is less than half the grade of the ore reserve that existed when we purchased the mine. As Kemess South approaches the end of its mine-life, we have ramped up our reclamation efforts, recovering the land with the same passion and efficiency we have applied to operating the mine.

The area is habitat to many woodland and mountain-dwelling plant and animal life. Upon closure of the mine, the areas disturbed by mining will be reclaimed to conditions comparable to its original state. Reclamation expenditures of $24 million this year will focus on re-sloping, re-seeding and re-vegetating affected areas from construction and mining, as well as transferring ten million tonnes of waste rock back to the open pit and constructing a permanent spillway for the tailings dam.

Just as remarkable as our commitment to reclaiming the area is our commitment to maintaining the highest standards of safety at the mine. Throughout its mine life, the safety culture at Kemess South has remained the top priority. Together, our employees commit to continuous improvement of the work environment, participating in safety, awareness and reinforcement training programs to ensure that all workers go home safely at the end of their rotation. Kemess capped off the last half of the year without any lost time incidents.

16 | Northgate Annual Report 2009

Maximizing Value at Kemess

With the increase of seven million tonnes to reserves, the mine-life has been extended at Kemess South until the end of Q1 2011. This year, we will focus on re-assessing known areas of mineral deposits in the vicinity of the operation, ensuring that nothing is left behind within the Kemess camp.

We will also focus on maximizing the value of the fixed assets, which include a 50,000 tonne per day mill and flotation plant, electric cable and hydraulic shovels, fifteen 230-tonne haulage trucks and a gyratory crusher. In maximizing their residual value, we will examine a variety of options, including the outright sale of these assets or rolling them into one of the many new mining projects that are under consideration.

Production 2000–2011 2.7 million ounces of gold 700 million pounds of copper
17 | Northgate Annual Report 2009

The native seed collection program at Kemess includes species such as Epilobium angustifolium (Fireweed), which is primarily a successional plant that ingresses quickly into disturbed areas.

Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. In doing so, our mission is to create sustainable value for all stakeholders, including our shareholders, our employees and the communities in which we operate. We will achieve this through disciplined growth and operational excellence while maintaining a safe workplace for employees and protecting the environment.

We are also committed to mining practices focused on sustainable economic development, and to working with our employees, their families, the local communities in which we operate, and society at large to improve the quality of life in a way that is both good for local economic development and our shareholders.

18 | Northgate Annual Report 2009

We value honesty, accountability, transparency and teamwork above all else. These values guide all aspects of our decision making, the manner in which we conduct our operations, our choice of business partners and how we develop, pursue and assess our strategic objectives.

Over the past year, we carried out a number of business initiatives in the areas of health and safety, the environment and our local communities, while maintaining the integrity of each of these values.

Keeping our people safe

Creating a safe workplace for all our employees is a top priority at Northgate. Our objective is to continuously improve safety performance and to be amongst the safest mine operators in each of the jurisdictions in which we operate.

Since acquiring the Fosterville and Stawell mines in Australia, we have worked closely with each operation to adapt proven health and safety programs, while empowering all workers to perform with the highest safety culture. The accomplishments have been remarkable. At Fosterville, the lost-time injury (LTI) frequency rate has fallen to 3.6 at the beginning of 2010, an outstanding achievement compared to the rate of 19.7 when we first acquired the mine. Stawell‘s LTI frequency rate is also exemplary, as the mine capped off the year at a rate of 1.4, with no lost-time injuries recorded in the last half of 2009. In Australia, LTI frequency rates are measured as the number of lost-time claims per one million hours worked.

Closer to home, the results are similar. Kemess’ LTI frequency rate of 0.51 makes it one of the safest mines in all of Canada (LTI frequency rates in Canada are measured per 200,000hours worked). Our commitment to health and safety was also recognized earlier this year, when we were awarded the Safe Day Everyday Gold Award by the Association for Mineral Exploration British Columbia (AME BC) and the Prospectors and Developers Association of Canada (PDAC) for our efforts at Young-Davidson. There were no lost time injuries recorded at Young-Davidson in 2009, the third year in a row that the project has achieved this feat.

As Northgate is ranked among the top performers in this field, we will continuously develop and provide training for the protection of the health and safety of our employees, with the ultimate goal of operating with zero lost-time injuries.

Minimizing our footprint

We believe that responsible environmental management is central to our success. Our objective is to minimize our environmental footprint during the mine-life cycle and to provide protection for the environment today and for the benefit of future generations. This is achieved by sound management practices and good stewardship in an effort to provide long-term benefits long after the final ounce has been produced at each of our mines.

As the operation winds down at Kemess South, we have taken considerable steps to ensure that the area is reclaimed with the same passion and success demonstrated during its mine-life. To that end, extensive reclamation efforts have ramped up in preparation for the final closure of the mine.

One of the primary objectives for reclamation at Kemess South is to create the right conditions to promote the ingress of native species and increase the likelihood of a self-sustaining vegetative cover. Work continued in 2009 adjacent to the tailings storage facility focusing on reclaiming the construction borrows to achieve long-term stability and self-sustaining vegetation. Disturbed areas were re-contoured for stability and erosion control using mechanical and bioengineering techniques, followed by placement of growth median (overburden) where necessary and replanting with tree seedlings and grasses. Bioengineering techniques were utilized in areas of considerable water saturation and hence challenging slope stabilization.

Permanent drainage ditching was constructed primarily along the margins of the downstream buttress zone of the tailings storage facility. These structures serve the purpose of collecting and diverting surface runoff, from direct rainfall and snow melt, away from the buttress zone to prevent excessive erosion.

With the completion of ore extraction in the western end of the open pit, we were able to initiate the long-term closure strategy of subaqueous disposal for the temporarily stored potential acid generating (PAG) waste rock. Approximately 2.3 million tonnes of PAG rock were transported to the exhausted west pit for final disposal. This rock will ultimately be flooded, as the pit is recharged by natural water inflow, to prevent the onset of acidic drainage as per the acid rock drainage (ARD) strategy.

In addition, final closure preparation continued on the waste rock dump, following on work that was initiated in 2008 with the focus on establishing vegetative test trials and fine tuning of the mechanical re-sloping techniques. Over the past year, major advancements were achieved on the re-sloping of the entire lower bench, placement of overburden, application of the "rough & loose" surface expression and establishment of vegetation test plots. The lower bench is now ready for the final tree seedling program. The upper benches of the waste dump will receive the same opportunistic treatment as new areas become dormant in 2010.

19 | Northgate Annual Report 2009

One of the key initiatives in Australia has been to reduce the amount of freshwater consumption. In recent years, water conservation has become one of the highest profile environmental issues in the state of Victoria. Both Fosterville and Stawell have taken enormous strides in proactively investigating several water supply options in order to mitigate its usage and to develop alternative sources of water to the sites.

Demonstrating its outstanding commitment to environmental stewardship, the Fosterville mine undertook an ambitious A$3.5 million recycled water project in 2006, which has become the basis of the mine’s water supply. The project included constructing a 22 km pipeline to deliver approximately one million litres of recycled water to the mine each year from the city of Bendigo – water which would have otherwise been disposed of – and at the time of construction, was one of the largest mining/industrial water re-use projects in the country. Upon reaching Fosterville, water is transferred to storage tanks on site, which later passes through the processing plant. The majority of the water used in the plant reports to a tailings facility where it is drawn off and recycled once again through the processing plant. The pipeline is an innovative project that has drought-proofed the operation and removed the need to seek alternative water sources.

At Stawell, water management plans have been initiated to identify opportunities in the area of water conservation. Initiatives over the past year have included using an increased supply of recycled water in the treatment plant. The implementation of water blend protocol in the plant has seen a substantial savings by reusing more water from the tailings in this process. The water blend protocol compares the type and grade of ore being processed and gives the maximum amount of recycled water than can be used in the process without affecting the recovery. Efforts in this area have decreased freshwater consumption in the mill by over 30% since the beginning of 2007.

In the years ahead, we will continually focus on developing programs in the area of responsible environmental stewardship with the commitment of remaining 100% compliant with environmental regulations and standards.

Partnering with our communities

Our vision of being a leading intermediate gold producer could not be realized without forming important partnerships and garnering support with the surrounding communities. As a result, we engage in programs and activities that provide significant socio-economic benefits and sustainable development in each of our operating jurisdictions.

In Australia, Fosterville and Stawell strive to be a positive influence to their surrounding communities. Both mines are significant economic contributors, providing both direct employment and support for local service industries. In addition, our commitment to social responsibility is demonstrated by the success of the Community Grants Program, offered at each mine site. Through the funding of community-based projects, these programs have been implemented to strengthen and enhance the overall social, educational, recreational and environmental aspects of the local communities. Recently, we allocated funds from this program to a number of small rural fire brigades to purchase much needed equipment after the devastating bush fires that affected the state of Victoria early in 2009.

The past year also marked a number of important milestones for the Young-Davidson Project. Having developed a strong mutually beneficial relationship with the Matachewan First Nation, we announced the signing of an IBA. The IBA establishes a framework for the permitting and development of Young-Davidson and sets out a variety of co-operative initiatives between the Matachewan First Nation and Northgate related to employment, training and other business opportunities.

Also, as Young-Davidson moves into the construction phase, the mine will provide 600 jobs to the local employees and an additional 275 workers will be required for its 15-year operating life. In addition, substantial economic benefits will accrue to nearby communities as we will invest over $1 billion towards operating and capital costs during the life of the mine.

Beyond employment opportunities and economic contributions, we will endeavour to build and enhance relationships with local residents, businesses, governments, First Nations and Aboriginals through public visitations, community meetings and regular newsletter updates.

20 | Northgate Annual Report 2009

Financial Review

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. We are forecasting gold production of 316,000 ounces in 2010.

Northgate is listed on the TSX under the symbol NGX and on the NYSE Amex under the symbol NXG.

Contents

Management’s Discussion and Analysis		Management’s Responsibility for
Forward-Looking Statements	22	Financial Reporting	56
Introduction and Executive Overview	22	Auditor’s Report to the Shareholders	57
Key Performance Indicators	23	Consolidated Balance Sheets	58
Commodity Price and Exchange Rates	25	Consolidated Statements of Operations
Results of Operations	26	and Comprehensive Income	59
Corporate Administration	35	Consolidated Statements of Cash Flows	60
Summary of Quarterly Results	36	Consolidated Statements of Shareholders’
Liquidity and Capital Resources	37	Equity	61
Environmental Management	42	Notes to Consolidated Financial Statements	62
Human Resources	42	Five Year Comparative Summary	89
Contractual Obligations and Commitments	43	Mineral Reserves and Resources	90
Controls and Procedures	44	Directors & Officers	93
Risks and Uncertainties	45	Shareholder Information	IBC
Critical Accounting Estimates	48
Future Changes in Accounting Policies	50
Non-GAAP Measures	53

Management’s Discussion & Analysis

Forward-Looking Statements

Management’s Discussion and Analysis (“MD&A”) provides a review and analysis of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) over the past two years, highlighting various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the MD&A. Where used, the words “anticipate”, “expect”, “intended”, “forecast”, “should”, and similar expressions are intended to identify forward-looking statements.

Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Introduction

This MD&A of the results of operations and liquidity and capital resources of Northgate for the 2009 and 2008 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All the financial information presented herein is expressed in United States (“US”) dollars, unless otherwise stated. Financial information presented in tables is expressed in thousands of US dollars, unless otherwise indicated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). These statements, together with this MD&A dated March 8, 2010, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. Additional information can be found in Northgate’s Annual Information Form (“AIF”), which is filed with the Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and Northgate’s annual report on Form 40-F, which is filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov.

Executive Overview

Northgate is a leading gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Its principal assets are the Fosterville and Stawell Gold mines in Victoria, Australia, the Kemess South mine in north-central British Columbia and the Young-Davidson development property in northern Ontario. Northgate’s common shares trade on the Toronto Stock Exchange under the symbol NGX and on the NYSE Amex under the symbol NXG.

On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully-permitted gold mines. Northgate’s 2008 consolidated results include the results of its Australian operations from the date of acquisition.

Northgate Annual Report 2009 | 22

Key Performance Indicators

A summary of the key performance indicators for the past three years is shown in the table below.

	2009	2008[1]	2007
Revenue	$484,976	$460,988	$337,546
Net earnings (loss) before income taxes	(42,787)	40,470	33,399
Net earnings (loss)	(49,506)	10,720	39,425
Per basic common share	(0.19)	0.04	0.16
Per diluted common share	(0.19)	0.04	0.15
Total assets	741,679	591,629	634,589
Long-term liabilities	37,640	61,778	63,978
Metal production
Gold (ounces)	362,398	354,800	245,631
Copper (thousands pounds)	52,496	51,906	68,129
Realized Metal Prices
Gold ($/ounce)	994	873	594
Copper ($/pound)	2.87	2.78	3.11
Foreign exchange rates
US dollar (“US$”)/Canadian dollar (“Cdn$”)	0.88	0.94	0.93
US$/Australian dollar (“A$”)	0.79	0.86	0.84
Net cash cost ($ per ounce) [2]	477	447	(22)
[1] 2008 financial figures include the results of Northgate’s Australian operations from February 19, 2008 to December 31, 2008.
[2] The net cash cost of production per ounce of gold is a non-GAAP measure. Refer to page 51 for a discussion of non-GAAP measures.

Total revenues in 2009 were 5% higher than they were in 2008, driven by a 19% increase in gold sold and a 12% increase in gold prices, which were partially offset by a 26% decline in the average price of copper. A loss of $37,674,000 was recognized in revenue for the year ended December 31, 2009 for the change in fair value of outstanding forward copper sales contracts. Total revenues increased in 2008 from 2007 due to higher gold prices and production from Fosterville and Stawell in Australia, which were acquired in February 2008.

Northgate recorded a net loss of $49,506,000 or $0.19 per diluted common share in 2009, which includes a $83,486,000 impairment recorded against the carrying value of long-lived assets at Fosterville (refer to discussion in Fosterville Gold Mine Performance section below) and an other than temporary impairment on auction rate securities (“ARS”) investments of $10,979,000. Northgate’s net loss in 2009 included an income tax expense of $6,719,000, attributable entirely to its operations in Canada, which were cash taxable in 2009. Northgate’s net earnings in 2008 of $10,720,000 or $0.04 per diluted common share include a $20,310,000 other than temporary impairment on ARS investments. Net earnings in 2008 included an income tax expense of $29,750,000 due primarily to the reversal of a future income tax (“FIT”) asset related to British Columbia mineral taxes, which had been recognized in 2007 when the consensus forward price of copper was in excess of $3.00 per pound. The tax expense also reflects the FIT of Northgate’s copper forward sales portfolio, which was in a significant asset position at the end of 2008. Net earnings of $39,425,000 in 2007 included a $31,433,000 non-cash write-down of the Kemess North property.

Per share data is based on the weighted average diluted number of shares outstanding of 264,603,527, 255,453,093 and 255,257,756 in 2009, 2008 and 2007, respectively.

23  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Total assets increased to $741,679,000 in 2009 from $591,629,000 in 2008. This increase resulted primarily from a higher cash and cash equivalent balance arising from strong cash flow from operations and the proceeds from Northgate’s September 2009 equity offering, which was partially offset by an impairment recorded against the carrying value of long-lived assets at Fosterville. Total assets also increased from 2008 as a result of the stronger Australian and Canadian dollars versus the US dollar. In 2008, total assets decreased from the 2007 value of $634,589,000 primarily as a result of the revaluation of Northgate’s ARS investments and the decrease in FIT assets.

Total long-term liabilities, consisting mainly of the provision for site closure and reclamation costs as well as employee severance and retention liabilities, decreased 39% to $37,640,000 in 2009. The long-term site closure and reclamation costs decreased by $13,860,000 from 2008 mainly due to a reclassification of the costs to current liabilities to reflect reclamation expenses at the Kemess South mine that are expected to be incurred in 2010. In addition, the non-current FIT liability reversed in 2009 as Northgate’s copper forward sales contracts reversed from a gain to a loss position at the end of 2009. In 2008, long-term liabilities only declined 3% from 2007, but consisted of a large reduction in the Kemess South site closure and reclamation costs, which were reclassified as a current liability, as well as a change in the mark-to-market value of Northgate’s copper forward sales contracts, which reversed from a loss in 2007 to a gain in 2008. These reductions were offset by increases in non-current capital lease obligations and a FIT liability resulting from the Perseverance acquisition.

The increase in gold production in each year from 2007 to 2009 is due to production from Fosterville and Stawell, which were acquired in the Perseverance transaction in February 2008. Fosterville and Stawell produced 103,360 and 85,998 ounces of gold, respectively, in 2009 compared with 66,959 and 102,679 ounces of gold in 2008. The increase in gold production from Northgate’s Australian mines was more than offset by declining gold production at the Kemess South mine in British Columbia, where ore grades are declining as the mine approaches the end of its reserve life, which is expected at the end of the first quarter in 2011. Gold production at Kemess South was 173,040 ounces in 2009 compared with 185,162 ounces in 2008 and 245,631 ounces in 2007. Copper production at Kemess South was 52.5 million pounds in 2009 compared with 51.9 million pounds in 2008 and 68.1 million pounds in 2007.

A commonly used performance metric in the gold mining industry is the net cash cost to produce an ounce of gold (see non-GAAP measures on page 51). This metric is calculated by subtracting the net non-gold by-product revenues from the actual cash cost of production. During the first quarter of 2009, the Canadian dollar weakened against the US dollar, but subsequently strengthened over the remaining three quarters of the year. Although copper prices started the year at depressed levels, strong imports of copper by China throughout the year increased investment demand and a weakening US dollar drove copper prices significantly higher as the year progressed. However, the average copper price on the London Metal Exchange (“LME”) in 2009 was still lower than that in 2008 and combined with a stronger Canadian dollar, increased the net cash cost at Kemess South to $348 per ounce compared to $271 per ounce in 2008. In 2010, the combined effect of lower ore grades and a stronger Canadian dollar are expected to yield a net cash cost of $318 per ounce at Kemess South.

At Fosterville, the net cash cost of production in 2009 was $576 per ounce compared to $831 per ounce in 2008. The net cash cost at Stawell in 2009 was $616 per ounce compared to $555 per ounce in 2008. Cash costs in 2010 are expected to increase to $655 at Fosterville and $633 at Stawell largely as a result of a higher Australian dollar relative to the US dollar.

Northgate Annual Report 2009 | 24

Commodity Price and Exchange Rates

The gold price (US$ per troy ounce) on the London Bullion Market (“LBM”) began the year at $865 per ounce having rebounded dramatically from a low of $712 in the fourth quarter of 2008 as an economic downturn swept through world financial markets and investors sold virtually all assets and bought US treasury bills. In the first quarter of 2009, the gold price lacked direction as financial markets continued to gyrate. However, at the beginning of April, the US dollar gold price began an assent that saw it finally break through the $1,000 per ounce level it had twice tested previously and peaked at $1,214 per ounce on December 2nd before retreating to close the year at $1,088. During this same period, the volatility in the financial markets subsided and commodity and stock markets rose dramatically. As a result, the US dollar lost all of the ground it had gained against other world currencies in late 2008.

The copper price began the year at $1.28 per pound on the LME and soon embarked on a steady climb to end the year on a high note at $3.33 per pound. This very rapid price rebound was fuelled by the return of investors to the copper market (and many other commodity and stock markets) after the forced liquidation of long positions that occurred in the fourth quarter of 2008 and was made possible by incredible physical buying from China (up over 40% from the previous year), which kept inventories of copper on the world’s major exchanges from rising to unmanageable levels.

The gold-copper concentrate produced by the Kemess South mine is shipped to Xstrata Canada Corporation’s (“Xstrata”) Horne smelter (Rouyn-Noranda, Quebec) for smelting and refining. During 2009, Northgate signed an agreement to sell Kemess South concentrate to Xstrata from January 1, 2010 until the Kemess South mine closes in early 2011. Annual terms for processing of concentrate in 2009 were $75 per dry metric tonne (“dmt”) of concentrate and $0.075 per pound of copper ($75/7.5). Annual terms have been settled at $46.50/4.65 in 2010.

The Canadian dollar continued to weaken against the US dollar early in 2009, reaching a low of US$/Cdn$0.77 in March before climbing to a high of $0.98 in October and closing the year at $0.95. The Australian dollar followed a similar pattern, reaching a low of US$/A$0.63 early in March before hitting a high of $0.94 in mid-November and dropping slightly to close the year at $0.90.

The balance of this MD&A contains a detailed discussion of the factors contributing to Northgate’s financial results for the past two years.

25  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Fosterville Gold Mine Performance

	2009	2008[1]
Operating Data
Ore mined (tonnes)	780,195	511,542
Ore milled (tonnes)	781,879	540,725
Ore milled per day (tonnes)	2,141	1,477
Gold
Grade (g/t)	4.79	5.39
Recovery (%)	85	70
Production (ounces) [2]	103,360	66,959
Sales (ounces)	103,518	58,876
Net cash cost ($/ounce)	576	831
Financial Data
Revenue	$100,140	$50,255
Cost of sales	59,693	48,433
Loss from operations	(79,861)	(13,090)
Cash flow from (used in) operations	34,960	(1,971)
Capital expenditures [3]	36,075	38,637
[1] 2008 financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to December 31, 2008. Production figures are for the full year period ending December 31, 2008.
[2] 2008 production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.
[3] Capital expenditures include plant and equipment acquired through assumption of capital leases.

Operational Performance

The Fosterville Gold mine produced 103,360 ounces of gold in 2009, representing a 54% increase over the 66,959 ounces of gold produced in 2008. The increase in gold production resulted from an additional number of working faces within the Phoenix and Ellesmere orebodies, which dramatically increased the quantity of ore mined, as well as the commissioning of the heated leach circuit in the first quarter of 2009, which improved gold recovery. In addition, the successful commissioning of the carbon-in-leach (“CIL”) tails retreatment facility in the second half of the year will provide additional gold production in future years as stockpiled CIL tailings are reprocessed through the heated leach circuit to recover gold that was previously lost to tailings.

In 2009, 780,195 tonnes of ore at a grade of 4.80 grams per tonne (“g/t”) were mined and mine development advanced a record 8,520m, compared with 511,542 tonnes of ore at a grade of 5.49 g/t and 7,094m advanced in 2008. Mining rates dramatically increased in 2009 compared to the same period last year due to an increase in the number of working faces made available within the Phoenix and Ellesmere orebodies, resulting from substantial mine development completed since Northgate took ownership of the mine.

During 2009, 781,879 tonnes of ore at a grade of 4.79 g/t were milled compared with 540,725 tonnes of ore at a grade of 5.39 g/t. Gold recoveries in the milling circuit of 85% were significantly higher than the 70% achieved in 2008, as a result of a full commissioning of the heated leach circuit as well as a reduction in the quantity of carbonaceous ore milled.

Northgate Annual Report 2009 | 26

Total operating costs for the year were A$74,481,000, equating to an overall unit operating cost of A$95 (2008 – A$141) per tonne of ore milled. Mining costs were A$52 (2008 – A$77) per tonne of ore mined and milling costs were A$34 (2008 – A$43) per tonne of ore milled. Unit costs were positively impacted by the operational improvements that were effected in 2009, which resulted in higher throughput. Unit operating costs are forecast to increase by 6% in 2010, as a result of a higher rate of operating development using longitudinal mining, higher energy costs and increased CIL reagent consumption in the mill as more CIL tails retreat tonnes are processed.

The net cash cost of $576 in 2009 was 30% lower than in 2008 due to lower unit operating costs and higher production. Fosterville is forecasting production of 113,000 ounces of gold in 2010 at a net cash cost of $655 per ounce using a US$/A$ exchange rate of $0.92.

Financial Performance

Fosterville’s revenue in 2009 doubled to $100,140,000 from the previous year due to higher gold production (and resulting sales) and a 12% increase in the US dollar denominated gold price. Although revenues doubled year over year, the cost of sales increased by only 23% to $59,693,000 as a result of improved operational efficiencies since Northgate acquired the mine. Depreciation and depletion expense, which is calculated using the units of production method, increased from $11,301,000 in 2008 to $30,168,000 in 2009 primarily as a result of the increase in tonnes mined and milled. The loss from operations before income taxes in 2009 was $79,861,000 compared to a loss of $13,090,000 in 2008. The loss in 2009 was inclusive of the impairment in the carrying value of the Fosterville mineral property of $83,486,000, which is described below.

In 2009, Fosterville generated $34,960,000 in cash flow from operations compared to cash used in operations of $1,971,000 in 2008. Total investment in capital expenditures at Fosterville during 2009 was $36,075,000 consisting of $22,706,000 for mine development, $11,565,000 for plant and equipment and $1,269,000 for capital leases related to the acquisition of plant and equipment. Investment in capital expenditures in 2008 was $38,637,000 consisting of $15,931,000 for mine development, $12,903,000 for plant and equipment and $9,062,000 for capital leases related to the acquisition of plant and equipment.

27  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Impairment of Fosterville Mineral Property

At December 31, 2009, Northgate tested the recoverability of its long-lived assets at Fosterville for potential impairment. A potential impairment is determined if the carrying values of the assets, which generate independent and identifiable cash flows (in this case the Fosterville mine), exceed the undiscounted pre-tax cash flows expected from their use and eventual disposition. If a potential impairment is identified, the actual value of the impairment is calculated by comparing the fair value of the long-lived assets to their carrying value. The fair market value of the Fosterville mine was established using a life of mine (“LOM”) discounted cash flow (“DCF”) model incorporating the following gold price assumptions: A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter. LOM cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs as well as the conversion of a portion of resources to reserves over the LOM.

At December 31, 2009, long-lived assets at Fosterville were identified as potentially impaired and consequently an estimate of their fair value was compared to their carrying value and an impairment charge of $83,486,000 was recorded in earnings for the year ended December 31, 2009. The discount rate and net asset value (“NAV”) multiplier applied to the DCF model that was used to estimate fair market value were 6.5% and 1.0x, respectively.

The impairment of the Fosterville assets is partially the result of net reserve losses within the main Phoenix orebody totalling approximately 300,000 ounces since the mine was acquired in February 2008, which were only partially offset by the addition of 159,000 ounces of reserves in the Harrier orebody and 76,000 ounces of high-grade CIL tailings into reserves. There are two main reasons for the reduction in Phoenix ore reserves. Firstly, based on assay data from closely-spaced reserve definition drilling, the geometry of the orebody has been found to be more complex and narrower in some areas than originally estimated, which has reduced its overall size. Secondly, the change to the geometry and size of the Phoenix orebody has necessitated redesigning some areas of the mine to leave in more pillars and has reduced the overall mining recovery.

While the substantial decrease in reserves within the Phoenix orebody has been partially offset by the delineation of new reserves in the Harrier zone, the smaller size of this zone at the present time (159,000 ounces at December 31, 2009) and the cost of initial ramp access to these new reserve ounces make these ounces less profitable than the ounces that were lost within the Phoenix orebody. In the future, if exploration activities in the Harrier ore zone (still open in several directions) continue to be successful, the DCF valuation of the Fosterville mine as a whole should improve as the costs of the fixed assets associated with Harrier will be spread over a larger reserve base.

In addition to the reserve losses noted, the impairment was also driven by increases to Northgate’s estimates of future capital, operating and exploration costs over the expected life of the Fosterville mine. As a result of the write-down of mineral property, future depreciation expenses will be reduced.

Northgate Annual Report 2009 | 28

Stawell Gold Mine Performance

	2009	2008[1]
Operating Data
Ore mined (tonnes)	707,283	629,665
Ore milled (tonnes)	759,819	698,396
Ore milled per day (tonnes)	2,081	1,908
Gold
Grade (g/t)	4.07	5.25
Recovery (%)	87	87
Production (ounces)	85,998	102,679
Sales (ounces)	87,110	84,200
Net cash cost ($/ounce)	616	555
Financial Data
Revenue	$85,515	$73,595
Cost of sales	52,998	46,530
Earnings (loss) from operations	(6,035)	111
Cash flow from operations	27,087	22,462
Capital expenditures [2]	33,350	26,336

[1] 2008 financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to December 31, 2008. Production figures are for the full year period ending December 31, 2008.

[2] Capital expenditures include plant and equipment acquired through assumption of capital leases.

Operational Performance

The Stawell mine produced 85,998 ounces of gold in 2009, which was lower than the previous year’s production. Geotechnical issues that developed within the GG5L mining block in January forced a change in the ore stoping sequence, which necessitated the processing of a larger quantity of lower grade ore from the GG3 and Magdala mining areas than had been planned. Successful redesign, remediation, and re-sequencing of ore stopes within the GG5L mining block have preserved all of the original reserves, which will be mined in 2010 and 2011.

In 2009, 707,283 tonnes of ore at a grade of 4.31 g/t were mined compared to 629,665 tonnes of ore at a grade of 5.39 g/t in 2008. Substantial investments in cooling and ventilation infrastructure were made in 2009 in order to allow reserves in the deeper areas of the Stawell mine to be extracted safely and efficiently. With the installation of the “new” underground ventilation fan, airflows in the lower areas of the mine have improved from 200 cubic metres (“m3”) per second to 240 m3 per second. Two vent raises in the mid-mine area, which are scheduled for completion in the second quarter of 2010, will connect the upper and lower ventilation, further enhancing the ability to control air temperature in deeper areas of the mine. The mining development advance for 2009 was 7,016m compared with 5,257m in 2008. Mining development in 2009 was focused on advancing the GG6 decline and in the GG7, GG5L, GG3, North Magdala and the C7/U3 mining fronts. With this development completed, Stawell now has a larger number of productive mining fronts available, which will provide a more robust ore supply to the mill in 2010 and beyond.

29  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

In 2009, 759,819 tonnes of ore at a grade of 4.07 g/t were milled compared with 698,396 tonnes of ore at a grade of 5.25 g/t in 2008. Gold recoveries in the mill of 87% were consistent with the previous year and the historic average for the property. A flotation circuit improvement project will be undertaken in 2010 and is expected to improve gold recoveries by 2.5% once it is completed in August.

Total operating costs during 2009 were A$66,591,000 (2008 – A$55,290,000) equating to an overall unit operating cost of A$87 (2008 – A$93) per tonne of ore milled. Mining costs were A$58 (2008 – A$62) per tonne of ore mined and milling costs were A$24 (2008 – A$26) per tonne of ore milled. The decline in unit operating costs was primarily attributable to the increase in mill throughput, which was tempered somewhat by stoping sequence changes that necessitated the use of contractors to achieve the level of operating development required to supply alternate ore feed to the mill during the year. Unit costs are expected to decline in 2010 as mine output and mill throughput are both expected to increase by 11%.

The net cash cost of production for the year of $616 per ounce (2008 – $555) was negatively impacted by lower gold production and higher costs associated with the use of temporary contractors to support mining operations while the GG5L mining environment was remediated. In 2010, Stawell is forecast to produce 100,000 ounces of gold at a net cash cost of $633 per ounce using a US$/A$ exchange rate of $0.92.

Financial Performance

Stawell’s revenue for the year of $85,515,000 was 16% higher than revenues generated in 2008 of $73,595,000 due to the higher gold price and ounces sold. The cost of sales for this period was $52,998,000 compared to $46,530,000 in 2008 and the depreciation and depletion expense was $33,380,000 compared to $22,843,000 in 2008. The increase in cost of sales and depreciation and depletion expense reflect the higher ore production and mill throughput as well as an increased amortization rate as a result of the substantial capital upgrades made in 2008. The mine recorded a loss from operations for the period of $6,035,000 compared to earnings of $111,000 in 2008.

Stawell generated $27,087,000 in cash flow from operations during the year compared to $22,462,000 in 2008. Total investment in capital expenditures at Stawell during 2009 was $33,350,000 compared to $26,336,000 in 2008. Capital expenditures in 2009 include $21,789,000 for mine development, $10,095,000 for plant and equipment and $1,465,000 for capital leases related to the acquisition of plant and equipment. In 2008, capital expenditures included $14,700,000 for mine development, $5,715,000 for plant and equipment and $5,921,000 for capital leases related to the acquisition of plant and equipment.

Northgate Annual Report 2009 | 30

Kemess South Mine Performance

	2009	2008
Operating Data
Ore plus waste mined (tonnes)	30,292,285	28,260,894
Ore mined (tonnes)	15,965,275	13,851,896
Stripping ratio (waste/ore)	0.90	1.04
Ore stockpile rehandle (tonnes)	6,380,062	7,152,037
Ore milled (tonnes)	18,352,557	16,924,271
Ore milled per day (tonnes)	50,265	46,252
Gold
Grade (g/t)	0.445	0.505
Recovery (%)	66	67
Production (ounces)	173,040	185,162
Sales (ounces)	180,040	168,504
Copper
Grade (g/t)	0.161	0.174
Recovery (%)	81	79
Production (thousand pounds)	52,496	51,906
Sales (thousand pounds)	51,188	49,639
Net cash cost ($/ounce)	348	271
Financial Data
Revenue	$337,052	$304,042
Cost of sales	188,109	215,971
Earnings from operations	97,028	53,994
Cash flow from operations	106,003	93,603
Capital expenditures	7,553	8,076

Operational Performance

Gold and copper production at Kemess South in 2009 was 173,040 ounces and 52.5 million pounds, respectively. Ore production was sourced from the western end of the Kemess South pit until reserves were exhausted in the first half of the year before production shifted into the eastern end of the pit where mining will continue until the end of the mine-life in early 2011.

Ore and waste mined from the open pit totalled 30.3 million tonnes in 2009 compared to 28.3 million tonnes mined in the prior year. During 2010, a total of 21.1 million tonnes of ore and waste is expected to be mined from the eastern end of the open pit. Approximately 16.1 million tonnes of crushed waste rock previously stored in the eastern end of the open pit will be moved into the western end of the open pit to provide access to east pit ore that will be mined to the end of the Kemess South mine-life. The unit cost for mining in 2009 decreased to Cdn$1.61 per tonne moved compared with Cdn$2.12 per tonne in 2008 as a result of shorter ore and waste haul distances from the eastern end of the open pit.

31  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Mill throughput of 50,265 tonnes per day (“tpd”) in 2009 was 8% higher than the prior year as the operation returned to normal following a series of unusual events that occurred in 2008, including power outages, a flood that damaged the mill’s control system and the collapse of the process water line, all of which adversely affected throughput. Mill availability of 91% was a large improvement over the 85% from 2008.

Average gold and copper recoveries in 2009 were 66% and 81%, respectively, compared with 67% and 79% recorded in 2008. Metallurgical process improvements made in 2009 have resulted in the flotation circuit being more efficient in processing lower grade ore with a higher sulphide content, which is the only type of ore remaining to be milled at Kemess South.

The average unit cost of production at Kemess South in 2009 was Cdn$11.42 per tonne milled, which was 16% lower than the Cdn$13.51 per tonne milled recorded in 2008. These unit costs include marketing costs of Cdn$3.05 in 2009 and Cdn$3.14 in 2008, comprised mainly of treatment and refining costs and concentrate transportation fees. The decrease in unit cost was due primarily to the higher throughput in 2009, which was partially offset by the increase in 2009 settlement terms for treatment and refining charges. Although total tonnes moved were 4% higher and milled tonnes were 8% higher, site operating costs dropped by about 13% due to much lower mining costs driven by lower haul distances. The net cash cost of production was $348 per ounce of gold produced in 2009, compared with $271 per ounce in 2008. The increased cash cost in 2009 was primarily attributable to lower average copper prices and lower gold production.

Metal concentrate inventory declined to 11,000 wet metric tonnes (“wmt”) at the end of 2009 from approximately 12,000 wmt at the beginning of the year. Inventory balances have steadily declined since year-end, as railcar availability has been more consistent, and were approximately 3,000 wmt at the end of February 2010.

The Kemess South mine is forecast to produce 103,500 ounces of gold and 47.6 million pounds of copper during 2010 at a net cash cost of $318 per ounce using copper prices of $3.20 per pound and a US$/Cdn$ exchange rate of $0.97.

Northgate Annual Report 2009 | 32

Financial Performance

Revenue generated from the Kemess South mine in 2009 was $337,052,000 compared with $304,042,000 in 2008 and increased primarily due to higher gold prices and metal sales. Metal sales in 2009 consisted of 180,040 ounces of gold and 51.2 million pounds of copper compared with 168,504 ounces of gold and 49.6 million pounds of copper in 2008.

During 2009, the price of gold on the LBM averaged $973 per ounce and the price of copper on the LME averaged $2.34 per pound. Net realized prices for sales during the year were approximately $1,020 per ounce of gold and $2.87 per pound of copper. Since Northgate’s metal pricing quotational period was three months after the month of arrival (“MAMA”) at the smelting facility for both gold and copper, the realized prices reported differ from the average annual reference prices. The realized price calculation incorporates the actual settlement price for prior period sales as well as the forward price profiles of both metals at December 31 for unpriced sales. Northgate also hedged 2.6 million pounds of its 2009 copper sales, which decreased the realized price of copper by $0.03 per pound. The average market prices for gold and copper in 2008 were $873 per ounce and $3.14 per pound, respectively, while realized prices were $884 per ounce and $2.78 per pound.

The cost of sales in 2009 was $188,109,000 compared with $215,971,000 in 2008. The cost of sales declined in 2009 as a result of lower site operating costs and a weaker Canadian dollar compared to 2008, which were offset by higher concentrate treatment and refining charges. Treatment and refining charges in 2010 will decline as terms have been settled at $46.50/4.65 compared with $75/7.5 in 2009.

Depreciation and depletion expenses were $40,193,000 in 2009 compared with $32,912,000 in 2008 as more tonnes of ore were mined out of the Kemess South pit and the mill processed a higher volume of ore. The amortization of most of Kemess South’s mineral property, plant and equipment is based on the unit-of-production method, as ore is mined from the Kemess South pit.

Exploration expenditures during 2009 were only $55,000 compared with $498,000 in 2008 since the mine is approaching the end of its reserve life.

Capital expenditures decreased to $7,553,000 in 2009 compared to $8,076,000 in 2008. The most significant capital expenditures in 2009 were $3,133,000 for mill liners, $1,587,000 for a shovel and $1,313,000 on the tailings dam construction.

33  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Moving Ahead with Young-Davidson

Two key milestones were achieved in July 2009. First, Northgate and the Matachewan First Nation (“MFN”) signed an Impact and Benefits Agreement (“IBA”), which establishes a framework within which the two parties have committed to work together to advance the permitting, development and operation of a mine on the Young-Davidson property. Second, Northgate released a pre-feasibility study on the Young-Davidson project, which incorporated proven and probable reserves of 2.8 million ounces.

In September, Northgate took a critical step toward its goal of building a new mine at Young-Davidson with the closing of an $88.5 million equity issue to fund the development of the mine. Subsequently, Northgate completed the final feasibility study for the Young-Davidson project in early 2010 and received formal Board approval to proceed with the development of the Young-Davidson mine in February 2010. Preparations are underway to begin construction in the summer of 2010. Highlights of the feasibility study presented below are based on a gold price of $825 per ounce and an exchange rate of US$/Cdn$0.90:

  Average annual production of 180,000 ounces of gold at a net cash cost of $351 per ounce. After the first two years of open pit production, average annual production for the remaining mine-life will increase to 190,000 ounces of gold at a net cash cost of $341 per ounce.
  15-year mine-life at a mill throughput of 6,000 tpd.
  Initial capital cost of $339 million.
  Sustaining capital costs of $236 million during the life of the mine.
  Pre-tax operating cash flow of $646 million, net present value (“NPV”) 5% of $264 million, with an Internal Rate of Return (“IRR”) of 12.4%.
  Targeting production in 2012.

Environmental and permitting activities in support of the project are ongoing.

Northgate Annual Report 2009 | 34

Corporate Administration

During 2009, Northgate settled all of its US dollar denominated copper forward sales contracts that were outstanding at December 31, 2008 for net proceeds of $7,689,000. However, the Corporation entered into new copper forward sales contracts denominated in Canadian dollars representing approximately 73% of the remaining payable copper production at Kemess South. At December 31, 2009, 17,375 tonnes of copper forward sales contracts were outstanding at an average price of Cdn$3.31 per pound for the period from April 2010 through April 2011. The fair value of these contracts at December 31, 2009 was a liability of $8,228,000 of which $5,507,000 is included in accounts payable and accrued liabilities for contracts expiring in 2010 and $2,721,000 is included in other long-term liabilities. The change in fair value of the forward contracts during the year was a loss of $37,674,000. Northgate had no gold forward sales contracts outstanding at December 31, 2009.

Corporate administration costs in 2009 were $10,679,000 compared with $11,863,000 in 2008. Costs in Australia of $1,752,000 were $550,000 lower than in 2008 due to reductions in staffing. Canadian corporate administration costs, consisting primarily of employee salaries, as well as ongoing compliance and investor relations costs, were $8,927,000. The year-over-year decline of $634,000 is attributable to the stronger US dollar in 2009 compared to 2008.

Exploration costs in 2009 were $14,637,000 compared with $32,595,000 in 2008. In Canada, the exploration expense declined to $4,668,000 from $25,332,000 primarily because exploration activity decreased at Young-Davidson to focus on the pre-feasibility and final feasibility work and because advanced exploration costs of $6,974,000 have been capitalized for accounting purposes since the positive pre-feasibility study was announced in July 2009. However, exploration costs in Australia increased to $9,969,000 in 2009 compared with $7,263,000 in 2008 in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Northgate recognized an income tax expense of $6,719,000 for the year ended December 31, 2009, compared to $29,750,000 for the year ended December 31, 2008. The 2009 income tax expense results entirely from Northgate’s Canadian operations, which were cash taxable in 2009. The current income tax expense of $29,472,000 is dramatically higher than the expense of $5,261,000 in 2008 due to higher taxable income from Northgate’s Canadian operations resulting from higher metal prices and the absence of Canadian income tax shields, which have been utilized in prior years. The FIT recovery of $22,753,000 is due to the continued reversal of the FIT liability relating to the mineral property, plant and equipment at Kemess South, as well as a FIT asset recognized in relation to British Columbia mineral taxes, which resulted in a combined $10,000,000 tax recovery in 2009. In addition, $13,000,000 of the tax recovery relates to Northgate’s copper forward contracts, which were in a significant gain position as at December 31, 2008 compared to a loss position as at December 31, 2009. Northgate’s Australian operations did not record any income tax expense in 2009.

Cash income taxes paid during the period were $587,000 compared to $6,053,000 in 2008. Upon filing the 2008 income tax return in 2009, Northgate received a full refund of the installment payments made in 2008. Cash income tax payments in 2009 are related entirely to Northgate’s Canadian operations, which are not expected to be taxable in 2010 as a result of declining revenue from Kemess South and significant pre-production development spending at Young-Davidson. The Corporation has sufficient tax shields in Australia such that the Australian operations are also not expected to be cash taxable in 2010.

Northgate granted a total of 1,616,000 options to employees in 2009, compared with 1,685,000 granted in 2008. At December 31, 2009, there were 6,325,850 options outstanding, of which 3,525,800 were exercisable.

35  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Summary of Quarterly Results

The table below summarizes selected quarterly operating and financial results for the previous eight quarters.

	2009 Quarter Ended				2008 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$110,698	$120,163	$130,297	$123,818	$136,748	$99,267	$138,880	$86,093
Earnings (loss)	(67,755)	(8,563)	5,402	21,410	18,646	(29,438)	1,847	19,665
Earnings (loss) per share
Basic	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.01	$0.08
Diluted	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.01	$0.08
Metal Production
Gold (ounces)	80,753	80,791	93,377	107,477	118,265	64,588	83,561	88,386
Copper (000s pounds)	11,750	11,934	13,805	15,007	14,391	9,195	13,940	14,380
Realized Metal Prices
Gold ($/ounce)	1,181	982	924	935	814	868	883	962
Copper ($/pound)	3.54	3.39	2.65	2.07	0.46	2.04	4.10	3.68

Gold production was robust early in 2009 as higher grade ore from the western end of the open pit at Kemess South was mined and processed. As production moved to the eastern end of the pit in the second half of the year, gold production at Kemess South declined significantly, as per plan, due to lower ore grades. The Australian sites saw strong production early in the year, however, geotechnical issues at Stawell necessitated a change in the stoping sequence and, as a result, lower grade ore was mined in the second half of the year. At Fosterville, higher than expected dilution on some of the stopes mined in the second half of the year reduced the mill head grade and had a small impact on production. Net earnings were also higher than expected early in 2009 as a result of higher gold output and sales, in addition to higher gold prices. Net loss in the third quarter of 2009 was increased by a charge of $10,440,000 to recognize an other than temporary impairment on Northgate’s ARS investments. Net loss in the fourth quarter was due entirely to the mineral property impairment charge of $83,486,000 recorded at Fosterville.

In 2008, gold production increased early in the year with the addition of the Fosterville and Stawell mines on February 18, 2008. In the first half of the year, net earnings were lower than expected, as a result of lower gold output from the Australian mines in addition to one-time costs as various production enhancing initiatives were implemented. Production in the third quarter was impacted by unusual disruptions at the Kemess South mine and ongoing challenges at the Australian operations. Net earnings in the third and fourth quarters of 2008 also included charges of $16,912,000 and $3,398,000, respectively, to recognize an other than temporary impairment on Northgate’s ARS investments. Results in the fourth quarter of 2008 improved markedly, driven by a significant increase in gold production at Fosterville and Stawell compared to previous quarters. Decreased revenues from Kemess South resulting from lower copper prices and lower than budgeted production were partially offset by an increase in the value of Northgate’s copper forward contracts. Net earnings in the fourth quarter were reduced by a FIT expense comprised mainly of the reversal of a future tax asset relating to mineral taxes and the FIT impact of Northgate’s copper forward contracts, which were in a significant asset position.

Northgate Annual Report 2009 | 36

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2009 was $253,544,000 compared with $62,419,000 at December 31, 2008. Working capital at December 31, 2009 was $173,806,000 compared with $21,947,000 at December 31, 2008. The increase in both liquidity measures was due primarily to the increase in cash and cash equivalents as a result of strong cash flow from operations and Northgate’s September 2009 equity offering.

Cash flow from operations in 2009 improved to $187,161,000 from $64,988,000 in the prior year. A 54% increase in annual gold production at Fosterville and a 33% increase in gold sales at the Australian sites in 2009 drove revenues higher. Site operating costs at Kemess South were 13% lower as a result of lower haul distances as ore was mined from the eastern end of the pit. Cash flow from operations were also positively impacted by the accounting treatment of exploration and development expenditures at the Young-Davidson property, which have been capitalized for accounting purposes and classified as an investing activity since the announcement of the pre-feasibility study in July 2009.

The Corporation also issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for net proceeds of $88,516,000 on September 30, 2009. The proceeds will be used towards the development of the Young-Davidson mine and for general corporate purposes.

Northgate believes that its working capital at December 31, 2009, together with future cash flow from operations, is sufficient to meet its normal operating requirements for the next year, notwithstanding the current illiquidity and impairment of the Corporation’s ARS investment (refer to discussion below). There are no restrictions on the ability of the Corporation’s subsidiaries to transfer funds to Northgate.

Northgate’s investment management policy permits short-term excess cash to be invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are presented as cash and cash equivalents. Notwithstanding the flexibility of the short-term investment policy, all cash and cash equivalents are currently being held as cash with chartered banks in Canada and major banks in Australia.

Financial Instruments: Northgate has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk – Credit risk is the risk of potential loss to Northgate if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Northgate is exposed to credit risk from its receivables and investment securities. This risk may also arise on the copper forward contracts to which Northgate is a party.

In general, Northgate manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. Northgate monitors the financial condition of its customers and counterparties to contracts.

37 |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metal refiner. In early 2010, AGR Matthey wound up its joint venture with and ceded control of the refinery in Perth, Australia to the Western Australia Mint, which is wholly-owned by the government of western Australia. Northgate believes there are other buyers in the marketplace that would buy such production under approximately the same financial terms should its current sales agreement be terminated. Concentrate produced at Kemess South is sold under contract to Xstrata, a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements are put in place.

Northgate may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), a reputable international commodities trading group, fails to meet its contractual obligations. Northgate has mitigated this risk by obtaining a parental guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan. At December 31, 2009, there is no credit risk as the forward contracts are in a payable position and have been recognized as a liability.

Northgate limits its exposure to credit risk on investments by investing only in securities rated R1/P1/A1 for short-term investments and AAA for longer-term securities by credit rating agencies such as S&P and Moody’s. Management continually monitors the fair value of its investments, including ARS (refer to ARS discussion below) to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as Northgate places deposits only with major established banks in Canada and Australia.

As at December 31, 2009, Northgate’s gross credit exposure is as follows:

	2009	2008
Cash and cash equivalents	$253,544	$62,419
Trade and other receivables	26,396	11,972
Unrealized gain on copper forward contracts – short-term	—	6,338
Restricted cash	27,544	22,614
Unrealized gain on copper forward contracts – long-term	—	30,796
Auction rate securities	37,702	39,291
	$345,186	$173,430

Liquidity Risk – Liquidity risk is the risk that Northgate will not be able to meet its financial obligations as they fall due. Northgate manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to Northgate’s reputation.

Northgate uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Market Risk – Market risk is the risk that changes to: i) commodity prices; ii) foreign exchange rates; or, iii) interest rates, will affect Northgate’s income or the value of its financial instruments. Northgate actively manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risk. Northgate’s Board of Directors has established a Finance Committee, to assist the Board with its oversight responsibilities for financial risk management including the identification and analysis of market risks and potential strategies to mitigate such risks.

Northgate Annual Report 2009 | 38

i.	Commodity Price Risk – Northgate is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity.

Northgate reviews major input prices on a regular basis and may enter into long-term contracts to mitigate price volatility. Northgate also monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, Northgate is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment in the Corporation’s common shares.

The value of Northgate’s copper forward sales contracts are exposed to the movement in the copper price. A change of $0.05 per pound in the forward price of copper would have changed the fair value of outstanding contracts at December 31, 2009, and consequently earnings before income taxes, by $1,839,000 (2008 – $1,703,000).

Northgate’s future gold production is fully unhedged and exposed to future price movements.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2009 and earnings before income taxes by $505,000 for the year ended December 31, 2009 (2008 – $485,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2009 and earnings before income taxes by $320,000 for the year ended December 31, 2009 (2008 – $268,000).

ii.

Foreign Exchange Rate Risk – Northgate is exposed to foreign exchange rate risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar may have a significant effect on future earnings. A 10% strengthening or weakening of the US dollar against the Canadian dollar as at December 31, 2009 would have decreased or increased earnings before income taxes by $14,228,000 for the year ended December 31, 2009 (2008 – $1,165,000). This analysis assumes that all other variables, in particular interest rates, remain constant. Northgate is also exposed to the effect of movements in the Australian dollar relative to the US dollar, which may also have a significant effect on Northgate’s net investment in its Australian operations.

iii.

Interest Rate Risk – Northgate is exposed to interest rate risk on its Short-Term Loan (refer to the discussion on Short-Term Loan under “Investments” below) and its capital leases. The Short-Term Loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate. A change of 50 basis points in the LIBOR rate for the year ended December 31, 2009 would have changed earnings before income taxes by $214,000 for the year ended December 31, 2009 (2008 – $226,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Capital Lease Financing: Northgate continued to make significant investments in plant and equipment at Fosterville and Stawell during 2009. Total capital lease financing at Fosterville and Stawell for the year ended December 31, 2009 was $2,734,000 (2008 – $14,983,000) with terms ranging from two to three years. At December 31, 2009, total remaining capital lease obligations were $10,651,000 (2008 – $10,744,000), of which $5,995,000 will be paid in the upcoming year (2008 – $4,533,000).

39  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Investments: Northgate continues to hold a type of debt security commonly referred to as auction rate securities. Auction rate securities are typically debt instruments, such as bonds, with a long-term nominal maturity for which the interest rate is regularly reset at 7, 28, or 35-day intervals so as to provide short-term liquidity. All of the auction rate securities currently held by the Corporation were rated AAA at the time of purchase. The auction rate securities currently held by the Corporation have a par value of $72,600,000. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation.

All auction rate securities currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of Northgate using the limited discretion conferred on it. Based on representations from Lehman, Northgate had believed that the securities conformed to Northgate’s internal investment management policy. Subsequent to the auction rate securities investments of Northgate becoming illiquid, the Corporation received from Lehman a loan collateralized by the auction rate securities held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). Based on investigations conducted after the securities in question became illiquid, Northgate concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled Northgate’s account. On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of Northgate’s investment account (including the unauthorized purchase of auction rate securities) by Lehman and several of its employees. Northgate has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees.

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). The Corporation is seeking clarification from Barclays on whether it has assumed from Lehman either the management of the account in which the auction rate securities of the Corporation are held or the Short-Term Loan.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary Securities Investor Protection Corporation customer claim and bankruptcy proofs of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Northgate Annual Report 2009 | 40

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of Northgate’s ARS holdings at December 31, 2009 was $37,702,000, which reflects a $1,589,000 decline from the estimated fair value at December 31, 2008 of $39,291,000. However, the write-down recorded in net earnings in 2009 of $10,979,000 was driven almost entirely by one ARS issued by a Regulation XXX Insurance company. Changes in the estimated fair value of this particular ARS in prior years had previously been recorded as a temporary impairment. In 2009, Northgate concluded that there was an other than temporary impairment related to this ARS and reclassified prior year write downs of $4,408,000 from other comprehensive income to earnings. The conclusion reached for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets. Total other than temporary impairments recognized into earnings for the year ended December 31, 2008 was $20,310,000, resulting in a cumulative other than temporary impairment recognized to date of $31,289,000. While the foregoing valuation judgments are based on current information available and are intended to conform to applicable accounting principles, it is possible that the actual damage to Northgate would be considered to be equal to the par value of the securities under applicable US laws.

Northgate assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

Northgate believes that, based on its cash and cash equivalents balance of $253,544,000 at December 31, 2009 and expected operating cash flow, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Short-Term Loan: Northgate received from Lehman the Short-Term Loan collateralized by Northgate’s ARS investments subsequent to such ARS investments becoming illiquid (refer to previous discussion on the Short-Term Loan under “Investments”, above).

As of December 31, 2009, the principal outstanding on the Short-Term Loan was $41,515,000 (2008 – $43,096,000). Northgate continues to treat the Short-Term Loan as an obligation and has continued to classify it as a current liability based on its original maturity date.

41  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Environmental Management

Northgate is committed to maintaining effective environmental management systems at each of its mining operations and exploration projects and conducts regular corporate environmental audits of all its properties.

Northgate regularly updates its estimate of future site reclamation and closure costs. The total provision at December 31, 2009 for site closure and reclamation is $47,490,000. The obligations per mine site are as follows:

	2009	2008
Kemess South mine	$37,363	$38,069
Stawell Gold mine	5,081	4,044
Fosterville Gold mine	4,530	3,740
Young-Davidson property	516	416
	$47,490	$46,269
Estimated undiscounted cash flows used to determine the total liability	$52,373	$52,543

Northgate had security bonds totalling Cdn$18,659,000 at December 31, 2009 (2008 – Cdn$18,409,000) posted in connection with its reclamation obligations for the Kemess South mine and the Young-Davidson property. The final security installment for the Kemess South mine required by the Government of British Columbia’s Ministry of Energy, Mines and Petroleum Resources (“MEMPR”) in accordance with the reclamation obligations, which was amended in 2002, was made in January 2010. A revised reclamation and closure plan is expected to be submitted to the MEMPR later in 2010.

Northgate also had cash deposits of A$10,523,000 (2008 – A$10,463,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell at December 31, 2009.

Human Resources

Northgate’s success is in great part dependent on recruiting and retaining a competent, professional workforce. To motivate and maintain this workforce, Northgate offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary, bonuses and benefits. Northgate also maintains a staff development and succession program for its key executives and operational management.

Northgate also offers a share option plan designed to align the interests of key employees to those of its shareholders. At December 31, 2009, 6,325,850 options were outstanding under the plan. Options vest over a four-year period and have a seven-year life to encourage a long-term view toward creating shareholder value. An employee share purchase plan (“ESPP”) is also available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and Northgate will contribute additional shares equal to 50% of the employee’s contribution.

Hourly employees at Kemess South are members of the International Union of Operating Engineers (Local 115). In April 2008, a new three-year agreement was ratified, which will expire on December 31, 2011. The agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift.

Northgate Annual Report 2009 | 42

In April 2008, Northgate put in place Australian Workforce Agreements and a Greenfield agreement at Fosterville as part of the conversion to owner mining from contract mining. Virtually all of the employees of the contractor joined Northgate during this conversion. On July 1, 2009, a three-year collective agreement was ratified by the Employee Collective, covering 227 hourly employees.

On September 26, 2008, a new collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at Stawell. All employment conditions are secured for five years with the exception of wages, which will be reviewed after three years. This agreement replaced the previous three-year agreement that expired on September 26, 2008.

Contractual Obligations and Commitments

Northgate had the following contractual obligations and commitments as at December 31, 2009.

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$46,210	$—	$—	$—	$46,210
Income taxes payable	29,395	—	—	—	29,395
Severance and long service leave [1,2]	6,992	7,608	285	1,842	16,727
Capital lease obligations (including interest component)	6,711	4,897	—	—	11,608
Operating leases	40	163	172	—	375
Unrealized loss on copper forward contracts [3]	5,670	2,862	—	—	8,532
Short-Term Loan [4]	41,515	—	—	—	41,515
Asset retirement obligations [5]	25,504	11,130	10,067	5,672	52,373
Other long-term liabilities	39	78	78	363	558
Closure bonding requirements	764	—	—	—	764
Tse Keh Nay (3 Nations) funding	955	—	—	—	955
[1] The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2009, accrued severance of $181,000 has been recognized in accounts payable and accrued liabilities, and $3,888,000 has been recognized in other long-term liabilities.
[2] The provision for long service leave included above is undiscounted. As at December 31, 2009, accrued long service leave of $7,234,000 has been recognized in accounts payable and accrued liabilities, and $1,488,000 has been recognized in other long-term liabilities.
[3] The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2009, an unrealized loss of $5,507,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities, and $2,721,000 has been recognized in other long-term liabilities.
[4] The Short-Term Loan is secured by Northgate’s ARS investments. This amount represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
[5] The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portions of the asset retirement obligation are backed by Cdn$18,659,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,523,000 in security bonds also included in other assets.

Northgate has a sales agreement with Xstrata for the shipment and sale of Kemess South gold-copper concentrate. Under the terms of the agreement, treatment and refining charges are adjusted annually based on prevailing world terms, which have been settled at $46.5/4.65 with no price participation fee for 2010. This agreement expires on March 31, 2011.

Northgate’s interest in Kemess South is subject to a 1.62% royalty on the value of payable metals produced.

43  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Northgate also has an exclusive sales arrangement with AGR Matthey for gold doré bars produced at Fosterville and Stawell. Northgate is currently assessing the implications of the wind-up of AGR Matthey and the novation of the agreement to the Western Australia Mint.

In June 2006, Northgate entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of the Kemess South mine. Northgate continues to provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine-life.

In July 2009, Northgate and the Matachewan First Nation (“MFN”) signed an Impact and Benefits Agreement (“IBA”), which establishes a framework within which the two parties have committed to work together to advance the permitting, development and operation of a mine on the Young-Davidson property. The IBA also sets out a variety of cooperative initiatives of the MFN and Northgate relating to employment, training and other business opportunities in connection with the Young-Davidson project.

Northgate has a commitment to reclaim land occupied by its mines once operational activities have ceased and is committed to reclaiming any disturbance as a result of exploration and development activities. The undiscounted costs for reclamation are currently $52,373,000. Reclamation for Kemess South is expected to take place primarily from 2010 to 2013 with some expenditures, such as monitoring, to continue afterwards. Mine expenditures at Fosterville and Stawell are expected to be spent between 2010 and 2015 with some expenditures to continue until 2021.

Northgate also has a commitment to reclaim the Young-Davidson property as per the advanced exploration closure plan on record.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that information required to be disclosed by Northgate in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to Northgate’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.

Northgate’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated Northgate’s DCP, as required in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, Northgate’s DCP were effective.

Northgate Annual Report 2009 | 44

Internal Control Over Financial Reporting

Northgate’s management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. These controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Northgate;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Northgate; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Northgate’s assets that could have a material effect on the annual financial statements or interim financial statements.

Northgate’s management, with the participation of the CEO and CFO, evaluated the effectiveness of the Corporation’s ICFR as of December 31, 2009. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon its assessment, management concluded that, as of December 31, 2009, the Corporation’s ICFR was effective.

Northgate continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Changes in Internal Control over Financial Reporting

No changes were made in Northgate’s ICFR during the year ended December 31, 2009, that have materially affected, or are reasonably likely to affect, the Corporation’s ICFR.

Risks and Uncertainties

Commodity Prices, Foreign Exchange and Interest Rates

At Kemess South, future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining, price participation charges of custom smelters for processing concentrate and rail, truck and ocean freight rates associated with delivering this concentrate to market. These prices and charges can vary significantly from year to year and affect revenue and earnings. Operating costs at the mine are largely denominated in Canadian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/Cdn$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

At Fosterville and Stawell, future revenues are dependent on the Australian dollar price of gold. Operating costs at Fosterville and Stawell are largely denominated in Australian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/A$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

45  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Fluctuations in interest rates can affect Northgate’s results of operations and cash flows. Loans and cash balances are subject to variable interest rates while capital lease agreements are subject to fixed interest rates.

The following table shows the approximate impact on Northgate’s 2010 operating cash flow of variations in commodity prices and exchange rates, based on the projected production at the Kemess South, Fosterville and Stawell mines in 2010, if the change was to remain in effect for the full year. These impacts include the effect of copper derivatives that Northgate had entered into as of December 31, 2009.

		Impact on
	Change	Operating Cash Flow (millions)
Gold price	$10 per ounce	$3.2
Copper price	$0.05 per pound	$1.3
US$/Cdn$ exchange rate	$0.01	$1.1
US$/A$ exchange rate	$0.01	$1.7

Uncertainty of Ore Reserves and Mineral Resources

Although Northgate has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by Northgate may differ from the estimated grades of the mineral reserves and resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geotechnical occurrences, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Northgate carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate, but which may not provide adequate coverage in certain unforeseen circumstances. However, Northgate may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure, because of high premium costs or other reasons. Northgate may also become subject to liabilities which exceed policy limits. In such cases, Northgate may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Northgate Annual Report 2009 | 46

Legal

Northgate is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While Northgate believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on its financial condition, there is a risk that if such decisions are determined adversely to Northgate, they could have a material adverse effect on its profitability.

Northgate’s mining operations and exploration activities are subject to extensive federal, provincial and state regulations in Canada and Australia governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety, relationships with Aboriginal groups and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Northgate believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Northgate, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Access to Capital

To fund its growth, Northgate is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in Northgate and its projects. To increase its access to capital, Northgate maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

On June 6, 2008, Northgate filed a prospectus with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement with, and declared effective by, the SEC. The prospectus will facilitate offerings of Northgate’s debt securities, common shares, warrants to purchase common shares and warrants to purchase debt securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the "Securities") or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes. On September 29, 2009, Northgate issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for aggregate gross proceeds of Cdn$100,156,000 to be used in the development of the Young-Davidson mine and for general corporate purposes. Accordingly, the prospectus could be utilized for an aggregate offering size up to approximately Cdn$150,000,000 until expiration of the prospectus on July 25, 2010.

Labour Matters

Northgate is dependent upon its workforce to conduct its operations. Northgate’s three operating mines have programs to recruit and train the necessary manpower for their operations, but each mine’s output may be affected by strikes, lockouts and other work stoppages at and around each mine.

47  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to the consolidated financial statements. These consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Northgate recognizes revenue from the sale of its Kemess South concentrate upon transfer of title and delivery at the receiving smelter, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are initially recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the customer’s agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. The determination of site closure and reclamation costs require assumptions with respect to future estimated costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at the fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

Northgate Annual Report 2009 | 48

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to increase or decrease the amount of future depreciation, depletion and amortization expenses, or could be required to write down the recorded value of its mineral property, plant and equipment.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted expected future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

The determination of expected future cash flows are based on detailed mine plans and requires significant judgment and estimates with respect to metal prices, foreign exchange rates, operating costs as well as the residual value of assets. For the recoverability tests carried out at December 31, 2009, gold price assumptions for Kemess South were $1,100/oz for 2010 and $1,000/oz for 2011, and gold price assumptions for Fosterville and Stawell were A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter. Changes in these assumptions can materially affect actual future results.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

The mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

Auction Rate Securities

Northgate records its investment in ARS at estimated fair value. In estimating the fair value of ARS, several variables are considered, including the probability of future defaults, the impact of ongoing events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the ARS that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

49  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions, which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Future Changes in Accounting Policies

Conversion to International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards will converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

Northgate’s IFRS conversion plan has been reviewed with the Audit Committee and includes an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan also considers the impact of the conversion on the Corporation’s information technology systems, internal controls over financial reporting, disclosure controls and procedures and business activities that may be influenced by generally accepted accounting principles measurements. Northgate’s conversion plan is set out in four phases:

  Project planning and preliminary study;
  Detailed gap and impact analysis;
  Strategy and solutions identification; and,
  Solutions development and implementation.

Training has been provided to the Corporation’s Audit Committee and its corporate finance employees in Canada. The plan also includes an analysis of the impact of IFRS on Northgate’s current accounting policies as changes in accounting policy are likely and may materially impact the financial statements.

Northgate Annual Report 2009 | 50

Overall, Northgate’s transition is currently in line with its conversion plan. Northgate has completed the preliminary study, and is currently in the process of performing detailed gap analysis, and evaluating the financial statement impact of various accounting policy choices. Detailed technical analyses are expected to be completed throughout the first three quarters of 2010. The first quarter will focus on the key areas such as IFRS 1, First Time Adoption of IFRS, and mineral property, plant and equipment, including impairment of assets. The second quarter will focus on financial instruments, asset retirement obligations, leases, and business combinations. The third quarter will focus on income taxes and financial statement presentation. The following areas have been identified as potential high impact areas:

Property, plant and equipment

IFRS and GAAP contain the same basic principles of accounting for property, plant and equipment. However, differences in application do exist. For example, IFRS requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately over its useful life. While Canadian GAAP contains similar requirements, in practice, the concept is applied less stringently under Canadian GAAP. This method of componentizing property, plant and equipment may result in an increase in the number of components that are recorded and depreciated and, as a result, may impact the calculation of depreciation expense.

Upon transition to IFRS, an entity has the elective option to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1 and to use either the cost model or the revaluation model to measure its property, plant and equipment subsequent to transition. Northgate currently intends to apply the IFRS 1 election and reset certain plant and equipment at fair value upon transition to IFRS on January 1, 2010, and to use the cost model to measure all of Northgate’s property, plant and equipment subsequent to transition.

Impairment of long-lived assets

IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment has reduced. This also differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses.

Northgate has determined that the long-lived assets at Stawell are likely impaired under IFRS as of December 31, 2009. The impairment under IFRS is currently estimated to be in the range of $35 million to $40 million, which would result in a retained earnings adjustment on the date of transition. Most of the potential impairment is related to cash taxes that must be included in the fair value of the Stawell assets. In reality, the Corporation has sufficient tax shields to offset the cash tax liability included in the after tax fair value and will recognize these assets on its balance sheet by removing the current valuation allowance, generating an offsetting retained earnings adjustment on the date of transition.

51  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Asset retirement obligations

IFRS requires the recognition of a provision on the basis of a legal or constructive obligation arising from a past event, if there is a probable outflow of resources and the amount can be estimated reliably. The threshold for recognition of a provision under Canadian GAAP is higher than under IFRS as liabilities for restructuring and asset retirement obligations are recognized only when there is a legal obligation. In addition, in estimating the reclamation costs, Canadian GAAP requires the use of third-party costs whereas the estimate under IFRS is based on the entity’s best estimate. Furthermore, in calculating the asset retirement obligation, IFRS requires the use of the current market-based discount rate at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate, which is revised only when there is an upward revision in expected cash outflows. As a result of these differences, upon transition to IFRS on January 1, 2010, Northgate’s asset retirement obligation under IFRS may be higher or lower compared to the balance under Canadian GAAP.

Upon transition to IFRS, an entity has the elective option to use a simplified method to calculate the net book value of the asset retirement obligation asset. Northgate currently intends to apply this election upon transition to IFRS.

IFRS 1, First-time adoption of International Financial Reporting Standards

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospective. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1.

Northgate currently expects to apply the following optional exemptions:

  For certain plant and equipment, fair value at the transition date will be used as the deemed cost under IFRS;
  Northgate will set the cumulative foreign currency translation account to nil;
  Northgate will not restate business combinations prior to January 1, 2008;
  Northgate will apply the simplified method of calculating the net book value of the asset retirement obligation asset on the date of transition;
  Northgate will not apply IFRS 2, Share-Based Payments, to equity instruments granted on or before November 7, 2002 or which vested before January 1, 2010.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

As the review of accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures will be made. For example, any changes in accounting policies could result in additional controls or procedures being required to address reporting of first time adoption as well as ongoing IFRS reporting requirements. At this point, Northgate has not identified any potential changes in accounting policies that would have a material impact on the Corporation’s internal control over financial reporting. The Corporation will ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

Northgate Annual Report 2009 | 52

Information Technology (“IT”) Systems

The transition to IFRS is currently not expected to have a material impact on Northgate’s IT systems. Northgate’s Australian operations converted to IFRS from Australian GAAP in 2005 and, thus, the transition to IFRS will not require any significant changes in Australia. Production at Kemess South in Canada is currently anticipated to be complete in 2011 and, accordingly, changes are expected to be nominal. The IT system that will be selected and implemented for Young-Davidson will be capable of and designed to report under IFRS. Northgate is also in the process of evaluating the need to upgrade the existing IT system at its corporate office, which may coincide with IFRS transition.

Business Activities

The transition to IFRS may have an impact on Northgate’s business activities where agreements make references to GAAP-based financial measures. Currently, no material impacts on business activities have been identified. Northgate will continue to review significant agreements and arrangements throughout 2010 and will disclose significant impacts in the quarterly MD&A if any are identified.

The International Accounting Standards Board has a work plan for numerous projects that will result in changes to existing IFRS. Differences between IFRS and Canadian GAAP will continue to be identified based on further detailed analyses by Northgate and changes in IFRS prior to conversion to IFRS in 2011.

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian GAAP calculation of net earnings, as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	2009	2008
Net earnings (loss)	$(49,506)	$10,719
Adjustments
Write-down of ARS	10,979	20,310
Unrealized gain on derivatives related to the acquisition of Perseverance hedge book	—	(9,836)
Write-down of mining properties, net of tax	84,849	—
Fair value adjustment on copper forward contracts, net of tax	26,869	(22,829)
Valuation allowance against tax asset relating to mineral tax credit	—	10,966
Adjusted net earnings	73,191	9,330
Diluted common shares outstanding	265,335,675	255,453,093
Adjusted net earnings per diluted common share	$0.28	$0.04

53  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies. A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the table below.

Cash costs for 2008 include financial data and gold production of Perseverance from February 19 to December 31, 2008.

Full Year 2009	Fosterville	Stawell	Kemess South	Combined
Gold production (ounces)	103,360	85,998	173,040	362,398
Cost of sales	$59,693	$52,998	$188,109	$300,800
Change in inventories and other	(152)	(51)	(5,507)	(5,710)
Gross copper and silver revenue	—	—	(122,300)	(122,300)
Total cash cost	$59,541	$52,947	$60,302	$172,790
Cash cost per ounce	$576	$616	$348	$477
Full Year 2008	Fosterville	Stawell	Kemess South	Combined
Gold production (ounces)	60,540	85,824	185,162	331,526
Cost of sales	$48,433	$46,530	$215,971	$310,934
Change in inventories and other	1,850	1,105	(966)	1,989
Gross copper and silver revenue	—	—	(164,817)	(164,817)
Total cash cost	$50,283	$47,635	$50,188	$148,106
Cash cost per ounce	$831	$555	$271	$447

Northgate Annual Report 2009 | 54

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate MD&A contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this MD&A, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this MD&A are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this MD&A and are included in the Company’s public filings, which have been filed with securities commissions or similar authorities in Canada).

55  |  Northgate Annual Report 2009

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Kenneth G. Stowe	/s/ Jon A. Douglas
Kenneth G. Stowe President & Chief Executive Officer March 8, 2010	Jon A. Douglas Senior Vice President & Chief Financial Officer

Northgate Annual Report 2009 | 56

Auditor's Report to the Shareholders

We have audited the consolidated balance sheets of Northgate Minerals Corporation (the “Corporation”) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada

March 8, 2010

57  |  Northgate Annual Report 2009

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2009	2008
Assets
Current Assets
Cash and cash equivalents	$253,544	$62,419
Trade and other receivables	27,961	18,310
Income taxes receivable	—	6,837
Inventories (note 5)	44,599	41,546
Prepaids	2,566	1,989
Future income tax asset (note 17)	5,541	5,259
	334,211	136,360
Other assets (note 6)	27,544	53,606
Deferred transaction costs (note 7)	—	775
Future income tax asset (note 17)	14,507	3,741
Mineral property, plant and equipment (note 8)	327,416	357,725
Investments (note 9)	38,001	39,422
	$741,679	$591,629
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$59,132	$56,469
Income taxes payable	29,395	—
Short-term loan (note 10)	41,515	43,096
Capital lease obligations (note 11)	5,995	4,533
Provision for site closure and reclamation costs (note 13)	23,501	8,420
Future income tax liability (note 17)	867	1,895
	160,405	114,413
Capital lease obligations (note 11)	4,656	6,211
Other long-term liabilities (note 12)	8,995	3,368
Provision for site closure and reclamation obligations (note 13)	23,989	37,849
Future income tax liability (note 17)	—	14,350
	198,045	176,191
Shareholders' Equity
Common shares (notes 15A and 15D)	402,879	311,908
Contributed surplus	6,202	5,269
Accumulated other comprehensive loss	(3,705)	(89,503)
Retained earnings	138,258	187,764
	543,634	415,438
	$741,679	$591,629

Commitments and contingencies (notes 11 and 21)

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

/s/ Terrence A. Lyons	/s/ Douglas P. Hayhurst
Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Annual Report 2009 | 58

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31
Thousands of US dollars, except share and per share amounts	2009	2008
Revenue	$484,976	$460,988
Cost of sales (note 5)	300,800	310,934
Depreciation and depletion	104,126	67,290
Administrative and general	10,679	11,863
Net interest income	(1,580)	(6,937)
Exploration	14,637	32,595
Currency translation (gain) loss	1,143	(6,830)
Accretion of site closure and reclamation costs	3,253	1,984
Write-down of mineral property (note 8)	84,849	—
Write-down of auction rate securities (note 9)	10,979	20,310
Other income (note 19)	(1,123)	(10,691)
	527,763	420,518
Earnings (loss) before income taxes	(42,787)	40,470
Income tax recovery (expense) (note 17)
Current	(29,472)	(5,261)
Future	22,753	(24,489)
	(6,719)	(29,750)
Net earnings (loss)	(49,506)	10,720
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(1,463)	(30,652)
Reclassification of other than temporary loss on available for sale securities to net earnings	10,979	20,310
Unrealized gain (loss) on translation of self-sustaining operations	76,282	(75,879)
	85,798	(86,221)
Comprehensive income (loss)	$36,292	$(75,501)
Net earnings (loss) per share
Basic	$(0.19)	$0.04
Diluted	(0.19)	0.04
Weighted average shares outstanding
Basic	264,603,527	255,269,183
Diluted	264,603,527	255,453,093

The accompanying notes form an integral part of these consolidated financial statements.

59  |  Northgate Annual Report 2009

Consolidated Statements of Cash Flows

Years ended December 31
Thousands of US dollars	2009	2008
Operating activities:
Net earnings (loss) for the year	$(49,506)	$10,720
Non-cash items:
Depreciation and depletion	104,126	67,290
Unrealized currency translation losses (gains)	4,543	(6,320)
Gain on agreement to purchase Perseverance hedge portfolio	—	(9,836)
Accretion of site closure and reclamation costs	3,253	1,984
Loss (gain) on disposal of property, plant and equipment	(490)	13
Amortization of deferred charges	196	214
Stock-based compensation	1,467	2,022
Accrual of employee severance costs	2,177	1,571
Future income tax expense (recovery)	(22,753)	24,489
Change in fair value of forward contracts	37,674	(32,716)
Write-down of auction rate securities	10,979	20,310
Inventory obsolescence provision	363	—
Write-down of mineral property	84,849	—
Gain on sale of investments	—	(1)
Changes in operating working capital and other (note 20)	10,283	(14,752)
	187,161	64,988
Investing activities:
Release of restricted cash	—	67,496
Increase in restricted cash	(220)	(25,011)
Purchase of plant and equipment	(30,528)	(27,940)
Mineral property development	(51,468)	(30,450)
Proceeds from sale of equipment	—	3,389
Transaction costs paid	—	(2,893)
Acquisition of Perseverance, net of cash acquired of $14,306 (note 4)	—	(198,772)
Repayment of Perseverance hedge portfolio	—	(45,550)
Proceeds from sale of investments	—	1
	(82,216)	(259,730)
Financing activities:
Repayment of capital lease obligation	(5,029)	(6,259)
Financing from short-term loan	529	9,147
Repayment of short-term loan	(2,110)	(10,886)
Repayment of other long-term liabilities	(546)	(946)
Issuance of common shares	89,647	1,760
	82,491	(7,184)
Effect of exchange rate changes on cash and cash equivalents	3,689	(1,700)
Increase (decrease) in cash and cash equivalents	191,125	(203,626)
Cash and cash equivalents, beginning of year	62,419	266,045
Cash and cash equivalents, end of year	$253,544	$62,419

Supplementary cash flow information (note 20)

The accompanying notes form an integral part of these consolidated financial statements.

Northgate Annual Report 2009 | 60

Consolidated Statements of Shareholder's Equity

				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except share amounts	Shares	Amount	Surplus	Income	Earnings	Total
Balance at December 31, 2007	254,452,862	$309,455	$3,940	$(3,282)	$176,663	$486,776
Transitional adjustment on adoption of inventory standard	—	—	—	—	381	381
Shares issued under employee share purchase plan	382,909	406	—	—	—	406
Shares issued on exercise of options	881,300	1,846	(492)	—	—	1,354
Stock-based compensation	—	201	1,821	—	—	2,022
Net earnings	—	—	—	—	10,720	10,720
Other comprehensive loss	—	—	—	(86,221)	—	(86,221)
Balance at December 31, 2008	255,717,071	311,908	5,269	(89,503)	187,764	415,438
Shares issued under new equity offering, net of transaction costs and income taxes (note 15D)	34,300,000	89,306	—	—	—	89,306
Shares issued under employee share purchase plan	306,715	422	—	—	—	422
Shares issued on exercise of options	364,600	1,030	(321)	—	—	709
Stock-based compensation	—	213	1,254	—	—	1,467
Net loss	—	—	—	—	(49,506)	(49,506)
Other comprehensive income	—	—	—	85,798	—	85,798
Balance at December 31, 2009	290,688,386	$402,879	$6,202	$(3,705)	$138,258	$543,634

The accompanying notes form an integral part of these consolidated financial statements.

61  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia and the Kemess South mine in Canada. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada.

Note 2     Significant Accounting Policies

A. Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars (“US$”). The US$/Canadian dollar (“Cdn$”) exchange rate as at December 31, 2009 was $0.96 (2008 – $0.82) and the average rate for the year ended December 31, 2009 was $0.88 (2008 – $0.94). The US$/Australian dollar (“A$”) exchange rate as at December 31, 2009 was $0.90 (2008 – $0.70) and the average rate for the year ended December 31, 2009 was $0.79 ($0.86 from February 18, 2008, the date of acquisition of Perseverance Corporation Ltd. (“Perseverance”), to December 31, 2008).

B. Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash. The Corporation classifies cash equivalents as held for trading financial instruments and accounts for them at fair value, with fair value adjustments charged to earnings.

C. Loans and Receivables

Loans and receivables are accounted for at amortized cost.

D. Long-Term Investments

Long-term investments are designated as available for sale and measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings.

Northgate Annual Report 2009 | 62

E. Inventories

Concentrate inventory and unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or net realizable value.

Stockpiled ore not expected to be milled in the next year is classified as long-term and is included in other assets.

Write downs to net realizable value are recognized in cost of sales. Under certain circumstances, a previously recognized write-down may be reversed if the net realizable value has increased.

F. Mineral Property, Plant and Equipment

Mineral property acquisition costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable reserves.

Mine development costs incurred after the commencement of production are capitalized or deferred to the specific ore blocks or mine areas for which they provide physical access. Depreciation and depletion is recorded using the unit-of-production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine life are amortized using the units of production method, based on accessible proven and probable mineral reserves.

Mineral exploration costs incurred on a producing property that are not related to an ore body classified as proven and probable reserves are charged to income as incurred. Mineral exploration costs on non-producing properties are charged to income as incurred. When proven and probable reserves are established and economic feasibility is determined on a non-producing property, then further costs of exploration and development are deferred on a project-by-project basis.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision and the cost of power used by the equipment.

Plant and equipment is carried at cost less accumulated depreciation. Certain mining and milling assets are depreciated using the unit-of-production method based on estimated proven and probable reserves expected to be processed. Depreciation for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from two to seven years. Replacements and major improvements are capitalized.

G. Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that a potential impairment exists. Long-lived assets are aggregated to the lowest level of assets and liabilities from which cash flows are expected to be generated. This aggregate is referred to as an asset group. An asset group is impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

63  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Fair value is calculated by applying: i) a discount rate to present value the future cash flows expected to be generated by each asset group; and, ii) a multiple to the discounted future cash flows. The discount rate is based on an estimate of the Corporation’s real weighted average cost of capital adjusted for the risks associated with the individual reporting unit. Gold companies often trade at a multiple to the present value of their expected future cash flows. The estimate of the Corporation’s multiple is determined by a number of factors including, but not limited to, a comparison to market peers and remaining mine life.

H. Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

I. Other Liabilities

Financial liabilities, including accounts payable and accrued liabilities, taxes payable, short-term loans, capital lease obligations, long-term debt and other long-term liabilities, are accounted for at their amortized cost.

J. Revenue Recognition

The Corporation recognizes revenue from the sale of its gold-copper concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Subsequent variations to weights and assays are recognized in revenue upon final settlement.

Mark-to-market gains or losses related to metal forward contracts are recognized in revenue.

K. Foreign Currency Translation

The functional currency of the Corporation’s Canadian operations is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

Northgate Annual Report 2009 | 64

The functional currency of the Corporation’s Australian operations is the Australian dollar. All assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income or loss.

L. Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus. Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with a share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

M. Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. Investment tax credits earned from exploration expenditures are recorded as a tax receivable to the extent that it is more likely than not to be realized. A corresponding deduction is recognized in exploration expense or mineral property, plant and equipment if such costs are capitalized.

N. Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables or payables from sales of concentrate, values of concentrate in inventory and in transit, valuation of financial instruments, determination of other than temporary declines in the value of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the consolidated financial statements.

O. Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. Stock options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options.

65  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

P. Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian or Australian dollar operating costs.

The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period, unless the instrument qualifies for hedge accounting in which case changes in fair value are recognized in other comprehensive income or loss. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Gains and losses on forward sales contracts used to hedge anticipated future sales, which qualify for hedge accounting, are recognized as an adjustment to the revenues when the sales occur. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, or are used to economically hedge anticipated foreign currency denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

Note 3     Accounting Changes

Adopted Accounting Standards

Goodwill and Intangible Assets

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes the standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of the standard, the CICA withdrew EIC-27, Revenues and expenses, during the pre-operating period. The new standard is to be applied retrospectively; however, the adoption of this standard did not result in any changes to the Corporation’s consolidated financial statements.

Financial Instruments – Recognition and Measurement

For the year ended December 31, 2009, the Corporation adopted the amendments to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, available for sale debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. Available for sale debt instruments were eligible for reclassification to held to maturity if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold the securities to maturity. The reclassification from available for sale to loans and receivables or to held to maturity is optional and could be made on an instrument by instrument basis. The Corporation did not elect to reclassify any available for sale securities. Thus, the adoption of the amendments to this standard did not result in any changes to the Corporation’s consolidated financial statements.

Northgate Annual Report 2009 | 66

Financial Instruments – Disclosure and Presentation

For the year ended December 31, 2009, the Corporation adopted the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in note 16.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

For the year ended December 31, 2009, the Corporation adopted the Emerging Issues Committee EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have an effect on the Corporation’s financial statements.

Mining Exploration Costs

On January 1, 2009, the Corporation adopted the Emerging Issues Committee EIC-174, Mining Exploration Costs, which provides guidance on the capitalization of exploration costs related to mineral properties, when impairment should be assessed to determine whether a write-down is required and the conditions that indicate impairment. The adoption of EIC-174 did not have an effect on the Corporation’s financial statements.

Future Accounting Changes

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards are to converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

An analysis of the impact of IFRS on Northgate’s current accounting policies is in progress and changes in accounting policies are likely and may materially impact the financial statements. The following items have been identified as potential high impact areas: mineral properties, plant and equipment, including any impairment, income taxes and asset retirement obligations. However, as this analysis is in progress and due to possible changes in IFRS prior to the conversion date, the final impact of the conversion on Northgate’s financial statements cannot be measured at this time.

67  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Note 4     Acquisition of Perseverance

On February 18, 2008, the Corporation completed its acquisition of Perseverance, an Australian gold producer with two fully-permitted gold mines in the state of Victoria. Perseverance’s major assets are the Fosterville Gold mine, located 20 kilometres east of Bendigo in central Victoria and the Stawell Gold mine, located approximately 250 kilometres west of Melbourne.

The acquisition was accounted for as a business combination using the purchase method. The results of Perseverance have been included in the Corporation’s consolidated financial statements from February 19, 2008 inclusive. As part of the acquisition, the Corporation acquired for cash consideration all the issued and outstanding ordinary shares and warrants, convertible subordinated notes, executive options, bank debt and gold forward contracts of Perseverance.

The purchase consideration consisted of:

Cash consideration to acquire:
Ordinary shares and warrants	$175,527
Convertible subordinated notes	34,582
Executive options	722
Transaction costs	3,798
214,629
Bank debt acquired and pre-acquisition advance	28,956
$243,585
The purchase consideration was allocated to the following assets and liabilities:
Cash and cash equivalents	$14,306
Accounts receivable	10,142
Inventories	10,120
Mineral property	207,006
Plant and equipment	99,204
Future income tax asset	9,311
350,089
Accounts payable and accrued liabilities	(30,292)
Other long-term liabilities	(1,686)
Site closure and reclamation costs	(9,415)
Gold forward contracts	(65,111)
$243,585

In 2007, the Corporation acquired for cash consideration indebtedness owed by Perseverance to an Australian bank of $26,710,000. The Corporation also advanced $2,246,000 of cash to Perseverance prior to February 18, 2008.

Northgate Annual Report 2009 | 68

Note 5     Inventories

	2009	2008
Concentrate and unshipped gold doré	$16,059	$13,041
Gold in circuit	3,868	3,378
Stockpiled ore	3,310	9,489
Supplies	21,362	15,638
	$44,599	$41,546

At December 31, 2009, the carrying value of supplies inventory at the Kemess South mine was recorded at net realizable value of $12,076,000, resulting in a write-down of $363,000 (2008 – $917,000).

At December 31, 2009, the carrying value of stockpiled ore at Stawell was recorded at its net realizable value of $748,000, resulting in a write-down of $463,000 (2008 – nil).

At December 31, 2009, the carrying values of unshipped doré, gold in circuit, and stockpiled ore at Fosterville were recorded at their net realizable values of $772,000, $2,623,000, and $1,529,000 respectively. The total amount of the write-down was $850,000 (2008 – nil).

The cost of sales amount recorded in the statement of operations is comprised of the following items:

	2009	2008
Change in inventory	$5,989	$(3,689)
Mining and milling costs	209,842	227,272
Marketing and other costs	84,969	87,351
	$300,800	$310,934

Depreciation and depletion included in inventory is reported as a depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 6     Other Assets

	2009	2008
Restricted cash	$27,544	$22,614
Unrealized gain on copper forward contracts (note 16)	—	30,796
Deferred lease charges	—	196
	$27,544	$53,606

Restricted cash consists of the following items:

  $17,828,000 (2008 – $15,033,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at Kemess South and Young-Davidson (note 13).
  $9,447,000 (2008 – $7,581,000) of cash deposits pledged by the Corporation relating to site closure and reclamation obligations at Fosterville and Stawell (note 13).
  $269,000 of cash deposits held against the Corporation’s Australian credit cards.

69  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Note 7     Deferred Transaction Costs

On June 6, 2008, the Corporation filed a short form universal base shelf prospectus (the “Prospectus”) with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. The Prospectus facilitated the Corporation’s equity offering on September 30, 2009 (note 15D). All costs associated with the Prospectus have been charged directly to equity for the year ended December 31, 2009.

Note 8     Mineral Property, Plant and Equipment

		Accumulated
		Depreciation, Depletion	Net Book
2009	Cost	Impairment and Write-down	Value
Plant and equipment	$492,622	$339,546	$153,076
Plant and equipment under capital lease	16,292	3,817	12,475
Mineral properties (producing)	231,777	126,071	105,706
Mineral properties (non-producing)	111,715	55,556	56,159
	$852,406	$524,990	$327,416
		Accumulated
		Depreciation, Depletion	Net Book
2008	Cost	Impairment and Write-down	Value
Plant and equipment	$421,291	$263,466	$157,825
Plant and equipment under capital lease	20,444	6,264	14,180
Mineral properties (producing)	136,485	20,528	115,957
Mineral properties (non-producing)	101,578	31,815	69,763
	$679,798	$322,073	$357,725

Non-producing mineral properties include acquisition costs for the Young-Davidson property and certain mining and exploration rights in Australia. From July 2009 onwards, non-producing mineral properties also include development costs related to the Young-Davidson property, which have been capitalized as a result of a positive pre-feasibility study. The study established proven and probable reserves and demonstrated the economic feasibility of the project. Costs recorded in non-producing mineral properties are not currently being amortized.

The Corporation tested the recoverability of its long-lived assets for potential impairment at December 31, 2009. The carrying value of the Corporation’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the related undiscounted cash flows expected from the use and eventual disposition of the corresponding assets and liabilities. The undiscounted cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs.

Significant assumptions for Kemess South include a copper price of $2.75/lb for 2010 and $2.50/lb for 2011 and a gold price of $1,100/oz for 2010 and $1,000/oz for 2011, which reflect the short remaining life of the mine. The Corporation also made an estimate of the disposal value of its plant and equipment based on third-party valuation reports. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

Northgate Annual Report 2009 | 70

The Corporation also tested the recoverability of the long-lived assets of the Fosterville and Stawell mines. Significant assumptions for the Australian operations include a gold price of A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter, recognizing the longer term nature of these asset groups. The Corporation also estimated the revenues and costs related to the conversion of a portion of resources to reserves over the life of the mines. The Corporation concluded that no charge for impairment was required for Stawell. However, the carrying value of the long-lived assets of Fosterville exceeded their undiscounted cash flows over the life of the mine. Accordingly, the Corporation wrote down the carrying value of the assets to their fair value. The Corporation calculated fair value by discounting the estimated cash flows expected from the use and eventual disposition of the assets and applying a multiple to the discounted cash flows. The discount rate and multiple used in the determination of fair value was 6.5% and 1.0x. Consequently, an impairment charge of $83,486,000 for Fosterville was recorded in earnings for the year ended December 31, 2009. Actual future results may differ from the assumptions made by the Corporation.

The Corporation acquired a number of exploration tenements via the Perseverance acquisition in 2008. During the year, management thoroughly reviewed the Corporation’s tenement holdings to ensure current and future exploration activities are consistent with the strategic plan for the Corporation’s Australian assets. As a result of the review, certain tenements were returned to the state of Victoria and a write-down equal to the carrying value of these tenements of $1,363,000 was recorded for the year ended December 31, 2009.

Note 9     Investments

The Corporation’s investment portfolio comprises the following:

	2009	2008
Auction rate securities (“ARS”)	$37,702	$39,291
Other	299	131
	$38,001	$39,422

Northgate continues to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of the Corporation using the limited discretion conferred on it. Based on representations from Lehman, the Corporation had believed that the securities conformed to its internal investment management policy.

On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. The Corporation has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by the Corporation in the FINRA Claim is a ruling of FINRA relieving the Corporation of its obligation to repay the Short-Term Loan (see note 10 below) as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by the Corporation from Lehman and its employees.

71  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). The Corporation is seeking clarification from Barclays on whether it has assumed from Lehman either the management of the account in which the auction rate securities of the Corporation are held or the Short-Term Loan.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

While the Corporation continues to earn interest on all its ARS investments, the estimated fair value of the Corporation’s ARS holdings at December 31, 2009 was $37,702,000, which reflects a $1,589,000 decline from the estimated fair value of $39,291,000 at December 31, 2008. The decrease in value is related primarily to one ARS issued by a Regulation XXX Insurance company. The decline was driven by downgrades in the ratings of the issuer and the monoline insurer acting as its financial guarantor to below investment grade. The Corporation has concluded that there is an other than temporary impairment related to this ARS and recognized a write-down of $10,416,000 in net earnings for the year ended December 31, 2009 relating to this security, representing the full amount of the decline in value. In addition, the Corporation recognized an other than temporary impairment of $563,000 for its ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps) for the year ended December 31, 2009. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets. Total other than temporary impairment recognized into earnings for the year ended December 31, 2008 was $20,310,000, resulting in a cumulative other than temporary impairment recognized to date of $31,289,000.

Northgate Annual Report 2009 | 72

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $253,544,000 at December 31, 2009 and expected operating cash flow, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Note 10     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of December 31, 2009, the principal outstanding on the Short-Term Loan was $41,515,000 (2008 – $43,096,000). The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Note 11     Lease Obligations

The Corporation has obligations under capital leases for mobile mining equipment with remaining terms ranging from two to three years.

	2009	2008
Future capital lease obligations	$11,608	$11,980
Less: interest at weighted average rate of 9.18% (2008 – 9.40%)	(957)	(1,236)
Present value of capital lease obligations	10,651	10,744
Less: current portion	(5,995)	(4,533)
	$4,656	$6,211

Future capital lease principal payments as of December 31, 2009 are as follows:

2010	$5,995
2011	3,758
2012	898
$10,651

73  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

The Corporation also leases equipment and office premise under operating leases. Future operating lease payments as of December 31, 2009 are as follows:

2010	$40
2011	62
2012	101
2013	122
2014	50
$375

Note 12     Other Long-Term Liabilities

	2009	2008
Unrealized loss on copper forward contracts (note 16)	$2,721	$—
Accrued severance costs	3,888	1,423
Provision for long-service leave	1,488	942
Deferred gain on sale and leaseback	551	736
Other	347	267
	$8,995	$3,368

Accrued severance costs are comprised of severance and retention payments accrued for Kemess South employees. On April 8, 2008, a new three-year collective agreement (the “Agreement”) was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess South. The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift. The payment is based on an employee’s service years as calculated at the time of the last shift.

In 2008, the Corporation also communicated details of a severance package to salaried Kemess South employees. The package provides for a lump-sum payment to a salaried employee who remains at Kemess South until the close of the mine. The payment is based on an employee’s service years as calculated at the time of the employee’s termination date.

The Corporation is recognizing all estimated severance and retention liabilities in earnings ratably over the service period.

The Corporation’s Australian employees are entitled to 13 weeks of long-service leave for every 10 years of service in accordance with Australian legal requirements. The obligation is accrued and expensed over the 10-year period.

In 2008, the Corporation sold assets in Australia for a gain of $1,157,000 and subsequently leased back the assets for use in operations. The corresponding gain is being recognized into earnings over the term of the lease.

Northgate Annual Report 2009 | 74

Note 13     Site Closure and Reclamation Obligations

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies in Canada and Australia. Under current regulations, the Corporation is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

	2009	2008
Kemess South mine	$37,363	$38,069
Stawell Gold mine	5,081	4,044
Fosterville Gold mine	4,530	3,740
Young-Davidson property	516	416
	47,490	46,269
Less current portion	23,501	8,420
	$23,989	$37,849
Estimated undiscounted cash flows used to determine the total liability	$52,373	$52,543

Expenditures for Kemess South are expected to take place primarily from 2010 to 2013 with some expenditures, such as monitoring, to continue afterwards. The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 6.25% and the inflation rate used to determine future expected costs is 2.29%.

Expenditures at Fosterville and Stawell are expected to be spent from 2010 to 2015. The inflation rate used to determine future expected costs in Australia is 3.0%. The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 5.13% at Fosterville and 4.67% at Stawell.

The respective discount rates were determined by using an appropriate measure for the risk-free rate in each country in which the Corporation operates, plus a risk premium reflective of the Corporation’s credit profile when the liability was recognized.

A reconciliation of total provision for site closure and reclamation obligation is as follows:

	2009	2008
Balance, beginning of year	$46,269	$49,120
Acquisition of Perseverance	—	9,415
Effect of change in estimated future cash flows, net	420	(424)
Site closure and reclamation costs paid	(11,089)	(4,339)
Accretion expense	3,253	1,984
Effect of foreign exchange	8,637	(9,487)
Balance at the end of the year	$47,490	$46,269

75  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

In 2009, the Corporation revised the undiscounted estimate for mine site closure and reclamation costs at Kemess South, Stawell and Fosterville. Accordingly, the amounts recorded for the obligation and the related asset were increased.

At December 31, 2009, the Corporation had security bonds totalling Cdn$18,659,000 (2008 – Cdn$18,409,000) posted in connection with its reclamation permit for Kemess South and Young-Davidson (note 6). During 2002, the Corporation and the Government of British Columbia amended the reclamation permit such that the Corporation agreed to provide additional security installments of Cdn$1,000,000 on December 31 of each year from 2003 to 2008, with a final amount of Cdn$800,000 due on December 31, 2009 for Kemess South. The final installment was made in January 2010.

At December 31, 2009, the Corporation also had cash deposits of A$10,523,000 (2008 – A$10,463,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell (note 6).

Note 14     Capital Management

The Corporation’s objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth. The Corporation considers capital to be equity and long-term debt. The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds necessary to ensure it has the liquidity to meet its operating requirements and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties and is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. There were no margin requirements at December 31, 2009 and 2008.

The Corporation’s Short-Term Loan, secured by the ARS investments, requires debt service payments from time to time (note 10). The Corporation’s site closure plans require the Corporation to post closure bonds and deposits from time to time. Estimated future costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

There were no changes to the Corporation’s approach to capital management during the year ended December 31, 2009.

Northgate Annual Report 2009 | 76

Note 15     Shareholders’ Equity

A. Authorized Share Capital

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.
100,000,000,000,000 common shares, without par value.

B. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Compensation and Corporate Governance Committee, acting on behalf of the Board, at exercise prices based on the closing market price of the Corporation’s common shares on the date immediately prior to the grant of the stock options. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. Options may not be granted with exercise periods longer than ten years. At December 31, 2009, 7,674,150 stock options were available for issue under the plan.

The continuity of options granted and outstanding under the stock option plan is as follows:

	2009		2008
		Average Exercise		Average Exercise
	Number	Price (Cdn$)	Number	Price (Cdn$)
Balance, beginning of year	5,758,500	$2.92	5,196,600	$2.73
Granted	1,616,000	1.06	1,685,000	2.83
Exercised	(364,600)	2.10	(881,300)	1.55
Cancelled	(684,050)	3.24	(241,800)	3.08
Balance, end of year	6,325,850	$2.49	5,758,500	$2.92
Exercisable	3,525,800	$2.72	3,080,400	$2.80

Details of the options outstanding as at December 31, 2009, are as follows:

	Outstanding Options			Exercisable Options
Exercise	Number of	Weighted Average	Weighted Average	Number of	Weighted Average
Price (Cdn$)	Options	Remaining Life (years)	Exercise Price (Cdn$)	Vested Options	Exercise Price (Cdn$)
$0.69 – $0.90	40,000	5.87	$0.82	16,000	$0.82
$0.91 – $1.78	1,552,100	5.95	1.05	315,300	1.11
$1.79 – $1.84	580,000	2.08	1.79	580,000	1.79
$1.85 – $2.65	1,049,600	3.49	2.54	746,000	2.58
$2.66 – $4.07	3,104,150	3.84	3.36	1,868,500	3.35
	6,325,850	4.15	$2.49	3,525,800	$2.72

77  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

During the year ended December 31, 2009, the Corporation recognized a stock-based compensation expense of $1,255,000 (2008 – $1,821,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2009 was Cdn$0.61 per share (2008 – Cdn$1.32). The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2009	2008
Risk-free interest rate	2.30%	3.71%
Annual dividend rate	—	—
Expected stock price volatility	64%	50%

The expected life of the options used in the option-pricing model was estimated to be five years based on historical experience.

For purposes of the fully diluted earnings per share calculations, 6,325,850 options (2008 – 4,990,000) were excluded from the calculation of the weighted average number of shares outstanding, as they were anti-dilutive.

C. Employee Share Purchase Plan (“ESPP”)

The ESPP is available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and the Corporation will contribute additional shares equal to 50% of the employee’s contribution. During the year ended December 31, 2009, the Corporation recognized $212,000 (2008 – $201,000) in stock-based compensation expense associated with the ESPP.

D. Equity Offering

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for proceeds of $89,306,000, net of transaction costs of $4,106,000. Transaction costs include $775,000 of costs previously deferred related to the Corporation’s filing of a base shelf prospectus pursuant to which this equity offering was made (note 7).

Note 16     Financial Instruments

Financial Risk Management

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s cash and cash equivalents, restricted cash, receivables and investment securities. It may also arise on the Corporation’s copper forward and other derivative contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Northgate Annual Report 2009 | 78

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metals refiner. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms. Concentrate produced at Kemess South is sold under a contract to Xstrata Canada Corporation (“Xstrata”), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), fails to meet its contractual obligation. The Corporation has mitigated this risk by obtaining a guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including its investments in ARS (note 9), to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates. Excess cash is invested in R1/P1/A1 rated investments including direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

As at December 31, the Corporation’s gross credit exposure is as follows:

	2009	2008
Cash and cash equivalents	$253,544	$62,419
Trade and other receivables	26,396	11,972
Unrealized gain on copper forward contracts – short-term	—	6,338
Restricted cash (included in other assets) (note 6)	27,544	22,614
Unrealized gain on copper forward contracts – long-term	—	30,796
ARS (note 9)	37,702	39,291
	$345,186	$173,430

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

79  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$46,210	$—	$—	$—	$46,210
Income taxes payable	29,395	—	—	—	29,395
Severance and long service leave [1,2]	6,992	7,608	285	1,842	16,727
Capital lease obligations (including interest component)	6,711	4,897	—	—	11,608
Operating leases	40	163	172	—	375
Unrealized loss on copper forward contracts [3]	5,670	2,862	—	—	8,532
Short-Term Loan [4]	41,515	—	—	—	41,515
Asset retirement obligations [5]	25,504	11,130	10,067	5,672	52,373
Other long-term liabilities	39	78	78	363	558
3 Nations funding (note 21)	955	—	—	—	955
Closure bonding requirements (note 13)	764	—	—	—	764
	$163,795	$26,738	$10,602	$7,877	$209,012
[1] The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2009, accrued severance of $181,000 has been recognized in accounts payable and accrued liabilities, and $3,888,000 has been recognized in other long-term liabilities.
[2] The provision for long service leave included above is undiscounted. As at December 31, 2009, accrued long service leave of $7,234,000 has been recognized in accounts payable and accrued liabilities, and $1,488,000 has been recognized in other long-term liabilities.
[3] The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2009 an unrealized loss of $5,507,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities, and $2,721,000 has been recognized in other long-term liabilities.
[4] The Short-Term Loan is secured by Northgate’s ARS investments (note 10). This amount included above represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
[5] The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$18,659,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,523,000 in security bonds also included in other assets.

Market Risk

Market risk is the risk that changes to commodity prices, foreign exchange rates or interest rates, will affect the Corporation’s income or the value of its financial instruments. The Corporation manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risks.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity. The Board has established a Finance Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

Northgate Annual Report 2009 | 80

The Corporation has entered into forward sales contracts with Mitsui to fix the price of copper for certain future production. A total volume of 17,375 tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts as at December 31, 2009. These contracts mature from April 2010 through April 2011 at an average forward price of Cdn$3.31 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of Cdn$3.31. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at December 31, 2009 was a liability of $8,228,000, of which $5,507,000 is included in accounts payable and accrued liabilities for contracts expiring in 2010 and $2,721,000 is included in other long-term liabilities.

At December 31, 2008, the Corporation sold forward 16,200 tonnes of copper at an average forward price of $2.52 per pound maturing between November 2009 and October 2010. The fair value of these contracts was an asset of $37,134,000 at December 31, 2008, of which $6,338,000 was included in trade and other receivables and $30,796,000 was included in other assets.

In 2009, the Corporation closed out all copper forward sales contracts that were outstanding at December 31, 2008 for net proceeds of $7,689,000.

A change of $0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts as at December 31, 2009 and, consequently, earnings before income taxes, by $1,839,000 (2008 – $1,703,000).

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2009 and earnings before income taxes by $505,000 for the year ended December 31, 2009 (2008 – $485,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2009 and earnings before income taxes by $320,000 for the year ended December 31, 2009 (2008 – $268,000).

Foreign Currency Risk – The Corporation is exposed to foreign currency risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar will have an impact on future earnings.

81  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

The Corporation’s financial assets and liabilities denominated in Canadian dollars are as follows:

		2009		2008
Cash and cash equivalents	Cdn$	180,819	Cdn$	7,429
Trade and other receivables		391		11,603
Equity investments		313		161
Restricted cash (included in other assets)		18,659		18,409
Accounts payable and accrued liabilities		(20,509)		(23,339)
Income taxes payable		(30,765)		—
	Cdn$	148,908	Cdn$	14,263

A 10% strengthening or weakening of the United States dollar against the Canadian dollar as at December 31, 2009 would have decreased or increased earnings before income taxes by $14,228,000 for the year ended December 31, 2009 (2008 – $1,165,000). This analysis assumes that all other variables remain constant.

Interest Rate Risk – The Corporation is exposed to interest rate risk on its Short-Term Loan and its capital leases. The Short-Term Loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at fixed rates.

A change of 50 basis points in the LIBOR rate for the year ended December 31, 2009 would have changed earnings before income taxes by $214,000 for the year ended December 31, 2009 (2008 – $226,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying value of the short-term credit facility approximates its fair value as it bears interest based on market rates of interest. The carrying values of capital lease obligations are not materially different from their fair values.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third-party valuation and other observable and unobservable variables (note 9).

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is determined by discounting the expected future cash flows to the balance sheet date using the LIBOR rate at that date for the expected period to the settlement of these contracts, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the expected future cash flows. The change in fair value of the forward contracts recognized in the results from operations was a loss of $37,674,000 for the year ended December 31, 2009 (2008 – gain of $32,716,000) and has been included in revenue.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Northgate Annual Report 2009 | 82

	Fair value at December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$253,544	$253,544	$—	$—
Metals receivable	14,882	—	14,882	—
Auction rate securities	37,702	—	—	37,702
Equity investments	299	299	—	—
Liabilities:
Unrealized loss on copper hedges	8,228	—	8,228	—

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments are valued using quoted market prices in active markets, and therefore are classified as Level 1.

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of the provisional payment from the buyer. The provisional payment is based on average metal prices from the previous month. The final prices of concentrate sales are determined by quoted market prices in a period subsequent to the date of sale. At period-end, the Corporation revalues its unsettled revenues using quoted forward rates based on the month of expected settlement. Because the inputs are derived from observable market data, concentrate receivables and payables are classified as Level 2.

The Corporation’s ARS are valued using a valuation technique that incorporates a number of variables, including the probability of future defaults, the potential impact of events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of the financial guarantors, and the value of investments and reserves held by the issuers. Since there is not an active market for ARS and the securities have little price transparency, they are classified as Level 3.

The Corporation’s equity investments are classified as Level 1 as they are valued based on quoted bid prices in active markets.

The Corporation’s copper forward contracts are valued based on current forward prices for the residual maturity of the contracts and, when in a gain position, discounted using the 12 month LIBOR rate plus a risk premium for the counterparty, and when in a loss position at the 12 month LIBOR plus a risk premium for the Corporation. Because the inputs are derived from observable market data, the copper forward contracts are classified as Level 2.

83  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

A summary of the changes in the fair value of the Corporation’s Level 3 financial assets (auction rate securities) for the years ending December 31 are as follows:

	2009	2008
Balance, beginning of year	$39,291	$69,397
Increase in fair value (temporary impairment) recorded in accumulated other comprehensive income	4,982	(12,999)
Other than temporary impairment recognized in earnings [1]	(6,571)	(17,107)
	$37,702	$39,291
[1] For the year ended December 31, 2009, total other than temporary impairment recognized in earnings was $10,979,000 (2008 – $20,310,000) which included $4,408,000 (2008 – $3,203,000) that had been previously recognized in accumulated other comprehensive income.

There were no transfers between Level 1 and Level 2 of the fair value hierarchy and no transfers in or out of Level 3 of the hierarchy.

Note 17     Income Taxes

Total income tax expense for the year ended December 31, 2009 was $5,154,000 (2008 – $29,750,000) and was allocated as follows:

	2009	2008
Income tax expense recorded in net earnings	$6,719	$29,750
Income tax benefits recorded in shareholders’ equity	(1,565)	—
	$5,154	$29,750

Income tax expense (recovery) recognized in net earnings differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:
	2009	2008
Earnings (loss) before taxes	$(42,787)	$40,470
Canadian income tax rate	30.00%	31.00%
Tax expense (recovery) based on statutory income tax rate	(12,836)	12,546
Expenses not deductible or income not taxable	3,599	1,638
Investment tax credit	(1,070)	—
Change in valuation allowance, tax rates and other items	17,104	13,443
Difference in tax rates in foreign jurisdictions	—	(65)
Effect of foreign exchange	(2,904)	133
Mining taxes	2,826	2,055
Income tax expense	$6,719	$29,750

Northgate Annual Report 2009 | 84

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented as follows:

	2009	2008
Future income tax assets
Non-capital loss carry forwards and other deductions	$31,189	$8,937
Net capital loss carry forwards	26,037	24,828
Reclamation liabilities	10,644	10,898
Employee provisions	3,784	2,157
Accrued liabilities	3,825	2,271
Unrealized loss on copper forward contracts	2,360	—
British Columbia mineral tax deductions	12,230	11,893
Financing costs	2,063	—
Mineral property, plant and equipment	31,320	—
Other	1,060	1,009
Future income tax assets	124,512	61,993
Valuation allowance applied	(100,099)	(36,721)
Total future income tax assets	24,413	25,272
Future income tax liabilities
Mineral property, plant and equipment	—	(17,446)
Unrealized gain on copper forward contracts	—	(11,221)
Investment tax credits	(2,446)	(1,844)
Other	(2,786)	(2,006)
Total future income tax liabilities	(5,232)	(32,517)
Net future income tax asset (liability)	$19,181	$(7,245)
Allocated as follows:
Current portion of future income tax asset	$5,541	$5,259
Non-current portion of future income tax asset	14,507	3,741
Current portion of future income tax liability	(867)	(1,895)
Non-current portion of future income tax liability	—	(14,350)
Net future income tax asset (liability)	$19,181	$(7,245)

At December 31, 2009, the Corporation has approximately Cdn$172,194,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

The Corporation’s Australian subsidiaries have non-capital losses of approximately A$115,809,000 available for Australian income tax purposes, which can be carried forward indefinitely to reduce future taxable income.

85  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Note 18     Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the Corporate level.

The operating segment results for the year ending December 31, 2009 are as follows:

	Kemess	Fosterville	Stawell	Corporate	Total
Revenues	$337,052	$100,140	$85,515	$(37,731)	$484,976
Depreciation and depletion	40,193	30,168	33,380	385	104,126
Exploration	55	6,153	3,802	4,627	14,637
Net interest expense (income)	(31)	387	255	(2,191)	(1,580)
Earnings (loss) from operations, before income taxes	97,028	(79,861)	(6,035)	(53,919)	(42,787)
Capital expenditures [1]	7,553	36,075	33,350	7,752	84,730
Mineral property, plant and equipment	49,992	110,493	141,648	25,283	327,416
Total assets	129,270	115,785	152,777	343,847	741,679
[1] Capital expenditures include plant and equipment purchased outright and by assumption of capital lease obligations.

The operating segment results for the year ending December 31, 2008 are as follows:
	Kemess	Fosterville	Stawell	Corporate	Total
Revenues	$304,042	$50,255	$73,595	$33,096	$460,988
Depreciation and depletion	32,912	11,301	22,843	234	67,290
Exploration	498	3,155	4,108	24,834	32,595
Net interest expense (income)	(638)	188	47	(6,534)	(6,937)
Earnings (loss) from operations, before income taxes	53,994	(13,090)	111	(545)	40,470
Capital expenditures [1]	8,076	38,637	26,336	324	73,373
Mineral property, plant and equipment	78,079	146,850	111,812	20,984	357,725
Total assets	128,495	164,102	124,410	174,622	591,629

1 Capital expenditures include plant and equipment purchased outright and by assumption of capital lease obligations.

Revenue per geographical region for the year ending December 31 is as follows:

	2009	2008
Canada	$299,321	$337,138
Australia	185,655	123,850
	$484,976	$460,988

Revenue for the years ended December 31, 2009 and 2008 include the effect of mark-to-market adjustments associated with forward contracts.

Northgate Annual Report 2009 | 86

The Corporation has an agreement with Xstrata for the shipment and sale of Kemess’ gold-copper concentrate. The Corporation also has a sales arrangement with AGR Matthey for gold doré bars produced at Fosterville and Stawell.

The mineral property, plant and equipment by geographical region are presented as follows:

	2009	2008
Canada	$74,690	$98,636
Australia	252,726	259,089
	$327,416	$357,725

Note 19     Other Income

For the year ended December 31, 2008, other income included an amount related to an out-of-court settlement with Aurizon Mines Ltd. for costs and damages in the amount of Cdn$4,000,000. The Corporation had previously recognized its best estimate of this liability and the difference between this estimate and the amount paid was included in other income.

In addition, other income for the year ended December 31, 2008 included a mark-to-market gain of $9,836,000 related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts from an Australian financial institution based on the value of the underlying forward contracts at October 30, 2007.

Note 20     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	2009	2008
Trade and other receivables	$(13,408)	$3,250
Income taxes receivable	6,837	(4,424)
Inventories	364	656
Prepaid expenses	(947)	645
Accounts payable and accrued liabilities	(8,558)	2,064
Income taxes payable	29,395	(3,222)
Settlement of forward contracts	7,689	(9,382)
Reclamation costs paid	(11,089)	(4,339)
	$10,283	$(14,752)

87  |  Northgate Annual Report 2009

Notes to Consolidated Financial Statements

Supplementary information:

	2009	2008
Cash paid during the year for:
Interest	$2,298	$3,669
Income taxes	587	6,053
Non-cash transactions:
Purchase of mineral property, plant and equipment by assumption of a capital lease obligation	2,734	14,983
Insurance premiums financed by a loan facility	856	—
Deferred transaction costs transferred to equity	775	—
Future income tax benefits recorded directly in equity	1,565	—
Reduction of Perseverance hedge portfolio liability through settlement of agreement to purchase Perseverance hedge portfolio	—	(20,482)

Note 21     Commitments and Contingencies

In June 2006, the Corporation entered into a Cooperation agreement with Tse Keh Nay (3 Nations) related to the operation of its existing Kemess South mine. The Corporation continues to provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

In November 2009, the Victorian Work Cover Authority filed charges against the Fosterville Gold mine for events which occurred in December 2007, prior to the acquisition of Perseverance by Northgate. The Corporation and its external legal counsel are currently reviewing the documents filed and have estimated a potential penalty and legal costs, which have been accrued in the financial statements.

Note 22     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Annual Report 2009 | 88

Five Year Comparative Summary

Thousands of US dollars,
except share and per share data	2009	2008	2007	2006	2005
Revenue	$484,976	$460,988	$337,546	$411,313	$257,302
Cost of sales	300,800	310,934	226,933	224,584	178,411
Depreciation and depletion	104,126	67,290	34,140	35,591	38,009
Administrative and general	10,679	11,863	10,461	8,209	6,128
Interest expense (income)	(1,580)	(6,937)	(17,124)	(4,013)	2,391
Exploration	14,637	32,595	29,887	11,449	3,915
Currency translation losses (gains)	1,143	(6,830)	(6,704)	1,922	(962)
Accretion of site closure and
reclamation costs	3,253	1,984	2,559	1,553	1,183
Writedown of mineral property	84,849	—	31,815	—	—
Writedown of auction rate securities	10,979	20,310	—	—	—
Other expense (income)	(1,123)	(10,691)	(7,820)	8,423	496
	527,763	420,518	304,147	287,718	229,571
Earnings (loss) before income taxes	(42,787)	40,470	33,399	123,595	27,731
Income tax recovery (expense)
Current	(29,472)	(5,261)	(6,446)	(5,406)	(2,111)
Future	22,753	(24,489)	12,472	(11,447)	13,937
	(6,719)	(29,750)	6,026	(16,853)	11,826
Net earnings (loss) for the year	$(49,506)	$10,720	$39,425	$106,742	$39,557
Net earnings per share
Basic	$(0.19)	$0.04	$0.16	$0.50	$0.20
Diluted	$(0.19)	$0.04	$0.15	$0.48	$0.20
Weighted average shares outstanding
Basic	264,603,527	255,269,183	254,166,789	215,609,932	202,789,310
Diluted	264,603,527	255,453,093	255,257,756	222,892,929	202,858,866

Year-end Financial Highlights
Working capital	$173,806	$21,947	$235,739	$297,957	$65,515
Other assets	27,544	53,606	80,181	27,622	14,117
Mineral property, plant and equipment	327.416	357,725	121,337	159,299	177,966
Total assets	741,679	591,629	634,589	515,631	309,006
Shareholders’ equity and capital securities	543,634	415,438	486,776	447,748	236,433
Common shares outstanding	290,688,386	255,717,071	254,452,862	253,700,033	214,011,246

Selected Quarterly Financial Data Thousands of US dollars, except per share data (unaudited)

	2009 Quarter Ended				2008 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$110,698	$120,163	$130,297	$123,818	$136,748	$99,267	$138,880	$86,093
Earnings (loss)	(67,755)	(8,563)	5,402	21,410	18,646	(29,438)	1,847	19,665
Earnings (loss) per share
Basic	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.00	$0.08
Diluted	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.00	$0.08

Northgate Annual Report 2009 | 89

Mineral Reserves and Resources

Mineral Reserves – Canadian and Australian Operations
			Grades		Contained Minerals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2009	Category	(tonnes)	(g/t)	(%)	(ounces)	(000s lbs)
Kemess South	Proven	22,662,000	0.28	0.14	207,296	74,529
Fosterville	Proven	718,000	6.29	n/a	145,000	n/a
	Probable	2,569,000	4.32	n/a	357,000	n/a
		3,287,000	4.75		502,000
Stawell	Proven	93,000	5.90	n/a	18,000	n/a
(open pit)	Probable	410,000	1.85	n/a	24,000	n/a
(underground)	Probable	1,787,000	4.30	n/a	245,000	n/a
		2,290,000	3.90		287,000
Young-Davidson	Proven	3,469,000	3.22	n/a	359,000	n/a
(open pit)	Probable	4,939,000	1.66	n/a	264,000	n/a
(underground)	Probable	22,740,000	2.92	n/a	2,135,000	n/a
		31,148,000	2.75		2,758,000
Total Proven & Probable Reserves		59,387,000			3,754,296	74,529

Mineral Resources – Canadian Operations
			Grades		Contained Minerals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2009	Category	(tonnes)	(g/t)	(%)	(ounces)	(000s lbs)
Kemess South	Measured	1,725,000	0.17	0.10	9,207	3,758
Kemess North	Measured	451,139,000	0.31	0.16	4,453,000	1,563,000
	Indicated	268,051,000	0.29	0.13	2,486,000	790,000
		719,190,000	0.30	0.15	6,939,000	2,353,000
Young-Davidson	Indicated	132,000	3.08	n/a	13,100	n/a
Total Measured & Indicated Resources		721,047,000			6,961,307	2,356,758
Young-Davidson
(open pit)	Inferred	15,000	1.74	n/a	850	n/a
(underground)	Inferred	5,950,000	3.40	n/a	650,000	n/a
Total Inferred Resources		5,965,000			650,850

Northgate Annual Report 2009 | 90

Mineral Resources – Australian Operations
		Quantity	Gold Grade	Contained Gold
At December 31, 2009	Category	(tonnes)	(g/t)	(ounces)
Fosterville
(< 100m from surface)	Measured	3,088,000	2.16	215,000
(< 100m from surface)	Indicated	5,215,000	1.54	259,000
(> 100m from surface)	Indicated	902,000	5.02	145,000
		9,205,000	2.09	619,000
Stawell
(< 100m from surface)	Indicated	2,975,000	2.19	209,000
(> 100m from surface)	Indicated	384,000	4.79	59,000
		3,359,000	2.49	268,000
Total Measured & Indicated		12,564,000		887,000
Fosterville
(< 100m from surface)	Inferred	2,432,000	1.69	132,000
(> 100m from surface)	Inferred	4,074,000	4.64	607,000
Stawell
(< 100m from surface)	Inferred	204,000	2.61	17,000
(> 100m from surface)	Inferred	739,000	6.13	146,000
Total Inferred Resources		7,449,000		902,000

Northgate Annual Report 2009 | 91

Note to US Investors:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this report and are included in the Company’s public filings which have been filed with securities commissions or similar authorities in Canada).

Note to Reserves and Resources

1.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral reserves and mineral resources for Kemess South have been estimated in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards and National Instrument 43-101.

2.	Mineral reserves for Fosterville and Stawell have been estimated in accordance with the AusIMM JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.
3.	All mineral resources are exclusive of mineral reserves.
4.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5.	Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.
6.	Mineral reserves were calculated using the following parameters:
»	Kemess South: exchange rate Cdn$/US$1.11; gold price $900/oz; copper price $2.25/lb; and, silver price $12.00/oz. Operating assumptions were as follows: gold recovery 59.9%; copper recovery 81.1%; mining costs Cdn$1.20/tonne; milling costs Cdn$4.00/tonne; and, G&A costs C$1.50/tonne.
»	Young-Davidson: A 1.7 g/t gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of Cdn$21.74, process costs of Cdn$11.40, and G&A costs of Cdn$2.75, and a gold recovery of 92.5%. A 2.3 g/t gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. The open pit gold cut-off considers ore-based operating costs of US$12.11/tonne (processing, G&A), a gold recovery of 91%, a US$0.68/tonne stockpile rehandle cost and royalty costs as appropriate. A 0.62 g/t cut-off was applied within royalty free claims, 0.68 g/t cut-off and 0.69 g/t cut-off applied to claims subject to royalty agreements.
»	Fosterville: gold price A$965/oz; cut-off grade applied was variable for underground ore depending on width, mining method and ground conditions; dilution of 5%-30% and mining recovery of 70%-100% were applied depending on mining method.
»	Stawell: gold price A$965/oz; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2–3m and mining recovery of 95-100% were applied to the underground reserves, dependent upon mining method.
7.	Mineral resources were calculated using the following economic parameters:
»	Kemess South: rate Cdn$/US$1.06; gold price $1,100/oz; copper price $2.75/lb; silver price $15.00/oz.
»	Kemess North (mineral reserves now reclassified as mineral resources following the decision of the BC government to deny Northgate the requisite development permit) calculated at the time of the feasibility study: exchange rate Cdn$/US$1.40; gold price $375/oz; copper price $1.00/lb; and, silver price $5.00/oz. Resources for Kemess North, calculated at the time of the feasibility study: exchange rate Cdn$/US$1.40; gold price $425/oz; copper price $1.20/lb; and silver price $5.00/oz.
»	Fosterville: gold price A$1,071/oz; cut-off grade applied were 0.5g/t gold for oxide, 1.0 g/t gold for near-surface sulphide (above 5050mRL) and 3.0 g/t gold for underground sulphide (below 5050mRL).
»	Stawell: gold price A$1,071/oz; Magdala surface above 130mRL and above a nominal 0.8g/t Au cutoff; Wonga surface within a A$1,071/oz optimized pit shell.
»	Young-Davidson: Mineral resources were estimated using an average long-term gold price of US$750/oz (Cdn$806/oz). Underground mineralized wireframes constructed based on approximately a 1.70 g/t gold cut-off grade, a 1.3 g/t incremental cut-off grade and a minimum true thickness of three metres. Open pit mineralized wireframes constructed based on approximately a 0.60 g/t gold cut-off grade and a minimum true thickness five metres.
8.	Mineral reserve estimates were prepared by:
»	Kemess South: Gordon Skrecky, Chief Mine Geologist, Kemess mine. Mr. Skrecky is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 23 years of experience in mineral resource estimation.
»	Fosterville: Ion Hann, Mining Manager, Northgate and Marcus Binks, Processing Manager, Northgate. Mr Hann is a member of the Australasian Institute of Mining and Metallurgy and has over 19 years of relevant engineering experience. Mr Binks is a member of the Australasian Institute of Mining and Metallurgy and has over 17 years of relevant metallurgical experience.
»	Stawell: Glenn Miller, Mine Technical Superintendent, Northgate. Mr. Miller is a member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant engineering experience.
9.	Mineral resource estimates were prepared by:
»	Kemess North, including the Nugget Zone, (now all classified as resources): Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 30 years of relevant engineering experience. Mr. Edmunds is a member of the Association of Professional Engineers, Geologists and Geophysicists of British Columbia and has 22 years of experience in mineral resource estimation.
»	Fosterville: Ian Holland, General Manager, Northgate and Simon Hitchman, District Exploration Geologist, Northgate. Mr Holland is a member of the Australasian Institute of Mining and Metallurgy and has over 14 years of relevant geological experience. Mr Hitchman is a member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and has over 23 years of relevant geological experience.
»	Stawell: Mark Haydon, Geology Manager, Northgate, who is a member of the Australasian Institute of Geoscientists and has over 16 years of relevant geological experience.
»	Young-Davidson: Carl Edmunds, Exploration Manager, Northgate.

Northgate Annual Report 2009 | 92

Directors & Officers

Board of Directors

Mark Daniel, [2,3]	Richard J. Hall [2,4]	Conrad A. Pinette [1,3]
Toronto, ON, Canada	Centennial, CO, USA	Vancouver, BC, Canada
Corporate Director and	Corporate Director and	Retired Forest Company Executive and
Retired Mining Company Executive	Mining Company Executive	Corporate Director

Paul J. Dowd [2,3,4]	Douglas P. Hayhurst, FCA [1,4]	Kenneth G. Stowe
Burnside, SA, Australia	Vancouver, BC, Canada	Oakville, ON, Canada
Corporate Director and	Corporate Director and Retired IBM	President & Chief Executive Officer,
Mining Company Executive	Business Consulting Services	Northgate Minerals Corporation
and PricewaterhouseCoopers Executive
Patrick D. Downey, CA [1,4]		1 Member of the Audit Committee
Whitby, ON, Canada	Terry A. Lyons	2 Member of the Corporate Governance & Compensation Committee
Retired Mining Company Executive	Vancouver, BC, Canada	3 Member of the Health, Safety & Environment Committee
	Chairman,	4 Member of the Finance Committee
Northgate Minerals Corporation

Officers

Kenneth G. Stowe	Peter MacPhail	Matthew J. Howorth
President and Chief Executive Officer	Chief Operating Officer	Vice President, General Counsel
and Corporate Secretary
Jon A. Douglas	Christopher J. Rockingham
Senior Vice President and	Vice President, Exploration and	Eugene T. Lee
Chief Financial Officer	Business Development	Vice President, Finance

Operations Management

Luc Guimond	Ian Holland	J. Andrew Cormier
Executive General Manager, Australia	General Manager, Fosterville	Project Manager, Young-Davidson

Troy Cole	John Knapp
General Manager, Stawell	General Manager, Kemess South

Northgate Annual Report 2009 | 93

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this report is made as of the date of this report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this report and are included in the Company’s public filings which have been filed with securities commissions or similar authorities in Canada).

Northgate Annual Report 2009 | 94

Shareholder Information

Stock Exchange Listing	Investor Relations Inquiries	Annual General and
Common shares of Northgate are	Inquiries regarding the Corporation’s	Special Meeting
listed on the Toronto Stock Exchange	latest information, news releases,	The Annual General and Special
in Canada and the NYSE Amex in the	investor presentations, mining	Meeting of Shareholders will be
United States.	operations and general financial	held on Tuesday, May 11, 2010 at
TSX: NGX | NYSE Amex: NXG	information may be directed to:	10:00 am EDT at One King West
	Keren Yun, Investor Relations:	Hotel, King Gallery, 1 King Street West,
Toronto, Canada.
Transfer Agent and Registrar	t. 416-363-1701 x233
Inquiries relating to share certificates,	e. ngx@northgateminerals.com
address changes or transfer of shares	Interested parties are also encouraged
should be directed to:	to visit the Corporation’s website at
Computershare Investor Services Inc.	www.northgateminerals.com.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1	Annual Information Form
Canada	The Annual Information Form (AIF)
t. 1-800-564-6253	is filed annually with the Canadian
(toll free in North America)	Securities regulatory authorities and
or 514-982-7555	with the US Securities and Exchange
e. service@computershare.com	Commission (filed as Form 40-F).
Web contact form:	Copies of this form are available by
www.computershare.com/service	contacting the Corporation’s Investor
Relations department or can be
downloaded from SEDAR at
Auditors	www.sedar.com or EDGAR at
www.sec.gov.
KPMG LLP
Vancouver, BC

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
110 Yonge Street	117 Wills Street
Suite 1601	Bendigo, Victoria 3550
Toronto, ON M5C 1T4	Australia
Canada	t. 61 3 5434 2111
t. 416-363-1701	f. 61 3 5442 3955
f. 416-363-6392

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
Canada
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com